

2006

RAPORT ROCZNY | ANNUAL REPORT

Orbis

Orbis

RAPORT ROCZNY ORBIS SA 2006

ORBIS SA ANNUAL REPORT 2006

Rok 2006 to dla Orbisu okres bardzo dobrych wyników operacyjnych. Za nami pierwszy pełny rok realizacji strategii Grupy Hotelowej Orbis: „Orbis - firma XXI wieku". Orbis SA jest także firmą z misją, zaangażowaną społecznie. Dba o ludzi i ochronę środowiska.

2006 was a year of excellent operating results for Orbis. The first full year of the implementation of the Orbis Hotel Group strategy: "Orbis - 21st Century Company" is already behind us. Orbis is also a comapny with a social conscience. Its mission includes caring for people and the environment.

SPIS TREŚCI | CONTENTS



Orbis

Szanowni Państwo

Rok 2006 to dla Orbisu okres bardzo dobrych wyników operacyjnych. Sukces osiągnięty w działalności hotelowej zawdzięczamy przede wszystkim wzrostowi gospodarczemu w Polsce oraz wdrażaniu polityki aktywnego zarządzania cenami i dostępnością pokoi (yield management). Poprawie wyników Orbisu sprzyjał też słabszy niż w poprzednich latach rozwój konkurencji na polskim rynku hotelowym, szczególnie w Warszawie. Czynniki te pozwoliły nam podnieść o 12 proc. przychód na jeden dostępny pokój oraz istotnie poprawić marżę brutto Grupy Hotelowej Orbis.

Dobrą koniunkturę wykorzystały także Orbis Travel i Orbis Transport. Biuro podróży znacznie rozwinęło zagraniczną turystykę wyjazdową, sprzedając więcej wycieczek z katalogów własnych Świat Wakacji i Travel Time. Orbis Transport znacznie powiększył flotę samochodów w działalności leasingowej pod marką Hertz Lease. Był to także rok dobrych wyników Hertz Rent-a-Car i - mimo rozwoju konkurencji tanich linii lotniczych - międzynarodowej komunikacji autokarowej.

Za nami pierwszy pełny rok realizacji strategii Grupy Hotelowej Orbis: „Orbis - firma XXI wieku". Rozwijamy sieć hoteli ekonomicznych Etap oraz znaną już na polskim rynku sieć hoteli Ibis. Modernizujemy także nasze najważniejsze obiekty. Nakłady inwestycyjne związane z realizacją tych planów wyniosły w 2006 roku ponad 180 mln zł. Zakończyliśmy modernizację naszego najpiękniejszego hotelu Grand Sopot, który od czerwca działa pod luksusową, pięciogwiazdkową marką Sofitel, i rozpoczęliśmy pełną modernizację hotelu Grand w Warszawie. Pierwsze w Polsce trzy hotele ekonomicznej marki Etap: w Częstochowie, Szczecinie i Warszawie zaczęły przyjmować gości.
W 2007 roku, po uzyskaniu decyzji administracyjnych, planujemy budowę od 10 do 15 nowych hoteli Etap, Ibis i Novotel.

REALIZACJA STRATEGII, WYNIKI FINANSOWE ORAZ OTWARTA POLITYKA INFORMACYJNA SĄ NIEWĄTPLIWIE ŹRÓDŁEM ZNACZNEGO WZROSTU AKCJI ORBISU W 2006 ROKU



Jean-Philippe Savoye

Prezes Zarządu,
Dyrektor Generalny

Dobra koniunktura na rynku nieruchomości otworzyła przed nami możliwość aktywnego kształtowania oferty hoteli w najważniejszych polskich miastach, dlatego w grudniu sprzedaliśmy hotel Monopol we Wrocławiu oraz zamknęliśmy hotel Silesia w Katowicach. Tworzyliśmy także struktury regionalne służb księgowych, kadrowych, obsługi technicznej i IT, których zadaniem jest obsługa hoteli Grupy Hotelowej Orbis w czterech regionach. Efekty ich działania są widoczne już w 2007 roku.

Polityka informacyjna Orbisu jest podstawą zaufania inwestorów do spółki. Dlatego informacje o wdrażaniu strategii Grupy Hotelowej Orbis są regularnie uaktualniane, a plan działań przedstawiany w pięcioletniej perspektywie. Realizacja strategii, wyniki finansowe oraz otwarta polityka informacyjna są niewątpliwie źródłem znacznego wzrostu ceny akcji Orbisu w 2006 roku, w którym także Spółka - po raz piąty z rzędu - wypłaciła dywidendę. Pragnę podziękować wszystkim Akcjonariuszom za tak duże zaufanie i zapewnić, że nasza działalność w 2007 roku będzie miała na celu dalsze podnoszenie wartości firmy.

Orbis jest firmą zaangażowaną społecznie. Realizuje misję dbania o ludzi i ochrony środowiska naturalnego. W 2006 roku, zgodnie ze światową polityką naszego inwestora strategicznego Accor, przygotowaliśmy się do wdrożenia dwóch programów zrównoważonego rozwoju: EGO-Ludzie i ECO-Środowisko. Zawarliśmy strategiczne partnerstwo z UNICEF, którego celem jest zbiórka funduszy dla

dzieci z trzeciego świata w ramach programu „Szkoły dla Afryki". Wprowadzamy też nową Kartę Ochrony Środowiska Hoteli Grupy Accor. Realizacja zawartych w niej zasad będzie prowadzić do stopniowego ograniczania zanieczyszczania środowiska przez hotele.

Nasi Pracownicy są najcenniejszym, zapewniającym wysoką jakość świadczonych usług, kapitałem Orbisu. Dziękuję wszystkim za kolejny rok efektywnej pracy oraz za profesjonalizm i pasję, dzięki której jesteśmy firmą XXI wieku.

Gorąco dziękuję naszym Gościom i Klientom za korzystanie z naszych usług w minionym roku. W 2007 roku czekają na nas nowe wyzwania. Wierzę, że wysoki wzrost gospodarczy w Polsce i dalsza integracja kraju w ramach Unii Europejskiej, szczególnie w perspektywie organizacji w Polsce Mistrzostw EURO 2012, pozwoli nam z powodzeniem rozwijać potencjał firmy i podnosić jej wartość. Zapraszam do korzystania z usług Grupy Orbis. □

Z poważaniem
Jean-Philippe Savoye
Prezes Zarządu,
Dyrektor Generalny



Orbis

SIEDZIBA SPÓŁKI, WARSZAWA | COMPANY HEADQUARTERS, WARSAW

LADIES AND GENTLEMEN

2006 was a year of excellent operating results for Orbis. The success we achieved in our hotel business is above all the result of strong economic growth in Poland, in addition to the implementation of a pro-active price management and room allocation policy (yield management). Better results for Orbis were also helped by the slowing down of new competition in the Polish hotel market, especially in Warsaw. These factors allowed us to raise our Revenue Per Available Room (Revpar) by 12%, and improve significantly the gross margin of the Orbis Hotel Group.

Orbis Travel and Orbis Transport also made the most of the strong economy. Our travel office significantly expanded its foreign holiday offers, selling more holidays from its own brand-name catalogues, Świat Wakacji and Travel Time. Orbis Transport substantially enlarged its car fleet as part of its leasing business under the Hertz Lease brand. It was also a year of good results for Hertz Rent-a-Car and - despite increased competition from low cost airlines - for international coach transport.

The first full year of the implementation of the Orbis Hotel Group strategy: "Orbis - 21st Century Company" is already behind us. We are expanding in the Etap economy-class hotels and the Ibis hotel chain, which is already a familiar sight in the Polish market. We are also refurbishing our most important hotels. Investment resources set aside to achieve these goals totalled over 180 million PLN in 2006. We have completed the renovation of our most magnificent hotel, the Grand Sopot, which has been operating under the deluxe five-star Sofitel brand since June, and we have started the full renovation of the Grand Hotel in Warsaw. The first three economy Etap hotels in Poland have already welcomed their first guests in Częstochowa, Szczecin and Warsaw. In 2007 we are planning to start to build between 10 and 15 new Etap, Ibis and Novotel hotels, once administrative approvals have been granted.

The strong property market has provided us with an opportunity actively to shape our hotel selection in the largest Polish cities, which is the reason we sold the Monopol hotel in Wrocław and closed the Silesia hotel in Katowice. We have also established a regional-based structure for accounting, personnel management, IT and technical services, responsible for providing services to the Orbis Hotel Group in four regions of the country. We already see the positive results of their work in 2007.

The Orbis public information policy creates a relationship based on trust between investors and the company. This is why information on the implementation of the Orbis Hotel Group strategy is regularly updated and business plans are presented with a time frame of 5 years. The implementation of the strategy, financial results and an open information policy are without doubt the reason for the significant increase in the Orbis share price throughout 2006, also the fifth year in a row that the company paid out a dividend. I would like to thank all our shareholders for the confidence they have in us and assure them that our business activities in 2007 will be aimed to raise the value of the company still further.

Orbis is also a company with a social conscience. Its mission includes caring for people and the environment. In 2006, following the worldwide policy of our strategic investor Accor, we prepared for the implementation of two programs for sustainable development, EGO-People and ECO-Environment. We have built a strategic partnership with UNICEF in order to raise funds for children in the developing world as part of the "Schools for Africa" program. We are also introducing the new Accor Hotels Environment Charter. By meeting the principles set out in the Charter, we will gradually reduce the impact caused to the environment by hotels.

Orbis teams are our most precious resource, working to ensure a high standard of service. I would like to thank them all for another year of efficient work and for their professional attitude and enthusiasm, which



THE IMPLEMENTATION OF THE STRATEGY, FINANCIAL RESULTS AND A TRANSPARENT INFORMATION POLICY ARE WITHOUT DOUBT THE REASON FOR THE SIGNIFICANT INCREASE IN THE ORBIS SHARE PRICE THROUGHOUT 2006

JEAN-PHILIPPE SAVOYE

PRESIDENT OF THE MANAGEMENT BOARD
CHIEF EXECUTIVE OFFICER

have all contributed to our being a 21st century company.

I would also sincerely like to thank our guests and clients for using our services over the past year. New challenges await us in 2007. I believe that the strong Polish economy and further integration within the European Union, especially in view of the organisation of the EURO 2012 Championships in Poland, will allow us to grow the potential of the company and increase its value. I would like to invite you to make the most of the services provided by the Orbis Group. □

Yours sincerely
Jean-Philippe Savoye
President of the
Management Board,
Chief Executive Officer

KLUCZOWE DATY 2006 ROKU

KEY DATES IN 2006

1 stycznia | 1 January

Orbis Transport rozpoczął współpracę z liniami Ryanair, uruchamiając specjalną ofertę wynajmu samochodów w Hertz Rent-a-Car

Orbis Transport started co-operation with Ryanair with a special car rental offer from Hertz Rent-a-Car

1 kwietnia | 1 April

Początek sezonu wycieczek zagranicznych z nowych katalogów Orbis Travel Familiada i Panoramic

Beginning of season for foreign holidays from the new Orbis Travel catalogues Familiada and Panoramic

29 maja | 29 May

Prezentacja strategii Grupy Hotelowej Orbis na lata 2006-2010

Presentation of the Orbis Hotel Group Strategy for the years 2006-2010

14 czerwca | 14 June

Hotel Sofitel Grand Sopot przyjął pierwszych gości po zakończonej modernizacji

The Sofitel Grand Sopot, welcomed its first guests after its completed refurbishment

27 października | 27 October

Ogłoszenie strategicznego partnerstwa z UNICEF na rzecz wspierania światowych programów edukacyjnych

Announcement of the strategic partnership with UNICEF supporting worldwide education programs



ZARZĄD MANAGEMENT BOARD

1. JEAN-PHILIPPE SAVOYE
   Prezes Zarządu, Dyrektor Generalny
   President of the Management Board & CEO

2. KRZYSZTOF ANDRZEJ GERULA
   Pierwszy Wiceprezes Zarządu
   First Vice-President of the Management Board

3. IRENEUSZ ANDRZEJ WĘGŁOWSKI
   Wiceprezes Zarządu
   Vice-President of the Management Board

4. YANNICK ROUVRAIS
   Członek Zarządu
   Member of the Management Board

5. ALAIN BILLY
   Członek Zarządu
   Member of the Management Board

Od 14 marca 2006 roku funkcję Członka Zarządu pełni Alain Billy. Do 14 marca 2006 funkcję tę pełniła Jolanta Wojciechowska de Cacqueray.

From March 14, 2006, Alain Billy performed the duties of a Member of the Management Board. Until March 14, 2006, these duties were performed by Jolanta Wojciechowska de Cacqueray. □



3
5
1
2
4

Orbis

RADA NADZORCZA SUPERVISORY BOARD

Rada Nadzorcza Orbisu w 2006 roku:

The Orbis Supervisory Board in 2006:

CLAUDE MOSCHENI
Przewodniczący
Chairman

EREZ BONIEL
Wiceprzewodniczący
Vice-Chairman

SABINA CZEPIELINDA
MICHAEL FLAXMAN
CHRISTOPHE GUILLEMOT
MICHAEL HARVEY
ANDRZEJ PRZYTUŁA
JANUSZ ROŻDŻYŃSKI
DENYS SAPPEY □



ORBIS NA GIEŁDZIE

ORBIS ON THE STOCK EXCHANGE

OD GRUDNIA 2006 ROKU KURS AKCJI ORBISU WCHODZI W SKŁAD INDEKSU MIDWIG/ mWIG40

SINCE DECEMBER 2006, THE ORBIS SHARE PRICE FORMS A PART OF THE MIDWIG/ mWIG40 SHARE INDEX

» W 2006 roku nastąpił znaczny wzrost kursu akcji Orbisu, do czego przyczyniły się: nowa strategia, poprawa wyników finansowych oraz otwarta polityka informacyjna.

2006 saw a significant increase in the Orbis share price, the result of the new strategy, improved financial results - as well as an open information policy.

KURS AKCJI ORBISU W 2006 ROKU
ORBIS SHARE PRICE IN 2006



zł
64
60
56
52
48
44
40
36
32
63,1 zł*
85,0 zł
27.04.2007 Publikacja raportu rocznego | 27 April 2007 Publication of the annual report
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

*Stan na dzień 29.12.2006 | As at 29.12.2006



SOFITEL VICTORIA WARSAW

Wzrostowi cen akcji sprzyjało ożywienie gospodarcze w Polsce i dobra sytuacja na Giełdzie Papierów Wartościowych w Warszawie. Średnia dzienna wartość obrotu akcjami Orbisu w 2006 roku wyniosła 2,1 mln zł, średnia cena akcji - 46,44 zł, notowanie najwyższe - 65,1 zł - 12 grudnia, najniższe zaś - 32,9 zł - 1 lutego. 29 grudnia kurs akcji wynosił 63,1 zł. □

An increase in the share price was helped by more robust economic growth in Poland and a trading boom on the Warsaw Stock Exchange. In 2006, the average daily turnover for Orbis shares stood at 2.1 million PLN. The average share price was 46.44 PLN, the highest noted being 65.1 PLN, on 12 December, while the lowest - 32.9 on 1 February. On 29 December, the share price stood at 63.1 PLN. □

Struktura akcjonariatu

Shareholder structure

» Największymi akcjonariuszami Orbisu są: Accor, BZ WBK AIB, ING Nationale Nederlanden OFE, Commercial Union OFE. Jedna trzecia akcji pozostaje w wolnym obrocie giełdowym.

The largest Orbis shareholders are: Accor, BZ WBK AIB, ING Nationale Nederlanden OFE and Commercial Union OFE. One third of shares remains in free float.

ACCOR JEST STRATEGICZNYM INWESTOREM ORBISU OD 2000 ROKU

ACCOR IS THE STRATEGIC INVESTOR OF ORBIS SINCE 2000

Strategicznym inwestorem Orbisu, posiadającym 40,6 proc. akcji, jest Accor. Największym instytucjonalnym finansowym akcjonariuszem spółki jest BZ WBK AIB Asset Management, którego udział w akcjonariacie Orbisu 31 grudnia 2006 roku wynosił 14,2 proc. W styczniu 2007 roku fundusz zwiększył swój udział do 16,3 proc. Dwa otwarte fundusze emerytalne, Commercial Union oraz ING Nationale Nederlanden, są właścicielami po ponad 5 proc. akcji. W wolnym obrocie wg stanu na 31 grudnia 2006 pozostawało 34,2 proc. akcji Orbisu. □

Accor is the Orbis strategic investor, holding 40.6% of shares. The largest institutional financial shareholder of the company is BZ WBK AIB Asset Management, whose shareholding in Orbis on 31 December 2006 stood at 14.2%. In January 2007, the fund increased its shareholding to 16.3%. Two open-ended pension funds, Commercial Union and ING Nationale Nederlanden each own over 5% of shares. As at 31 December 2006, 34.2% of Orbis shares remained in open trading (free float). □

Struktura akcjonariatu* Shareholder structure*



40,6%
Accor
14,2%
BZ WBK AIB
5,9%
ING Nationale Nederlanden
5,1%
Commercial Union
34,2%
Pozostali akcjonariusze
Free Float

*Stan na dzień 31.12.2006 | As at 31.12.2006

ACCOR

Accor, lider europejski w branży hotelarstwa i turystyki, lider światowy w dziedzinie usług, jest obecny w niemal 100 krajach, zatrudniając 166 tysięcy pracowników. Swoim klientom, zarówno indywidualnym jak i przedsiębiorstwom, oferuje wiedzę i umiejętności, jakie rozwija od czterdziestu lat w dwóch podstawowych sektorach działalności:

- Hotelarstwo, w którym jego marki – Sofitel, Novotel, Mercure, Suitehotel, Ibis, All Seasons, Etap Hotel, Formule 1 i Motel 6 – obejmują prawie 3800 hoteli i 450 tysięcy pokoi w 90 krajach świata, a także usługi towarzyszące, takie jak Lenôtre.
- Usługi na rzecz przedsiębiorstw i instytucji publicznych: 23 miliony osób w 35 krajach świata korzystają z usług Accor Services w dziedzinie zarządzania zasobami ludzkimi, usług marketingowych czy też zarządzania kosztami.

Accor, the European leader in hotels and tourism, and a global leader in corporate services, operates in nearly 100 countries with 166,000 employees. It offers to its individual and corporate clients 40 years of expertise in its two core businesses:

- Hotels, with the Sofitel, Novotel, Mercure, Suitehotel, Ibis, All Seasons, Etap Hotel, Formule 1 and Motel 6 brands: around 3,800 hotels and 450,000 rooms in 90 countries, as well as strategically related activities, such as Lenôtre.
- Services to corporate clients and public institutions: 23 million people in 35 countries benefit from Accor Services products (human resources, marketing services, expense management).





Orbis modernizuje najważniejsze hotele. W 2006 roku duże inwestycje prowadzone były w hotelach w następujących miastach: w Sopocie, Warszawie, Poznaniu, Gdańsku, Krakowie i Katowicach.

Orbis is refurbishing its most important hotels. In 2006 large investments were carried out in hotels in the following cities: in Sopot, Warsaw, Poznan, Gdansk, Cracow and Katowice.



55 proc. Hoteli Grupy w 2010 roku będzie działać pod markami Ibis i Etap. W strategii opublikowanej w maju 2006 roku nakłady inwestycyjne na rozwój hoteli tych marek planowano na poziomie 487 mln zł. Orbis chce być liderem w segmencie hoteli ekonomicznych w Polsce.

55% of Group hotels will operate under the Ibis and Etap brands in 2010. In the company strategy published in May 2006, Investment set aside for the development of these brand hotels totalled 487 million PLN. Orbis plans to be the leader in the economy class hotel sector in Poland.



Regionalne struktury księgowości, kadr, obsługi technicznej i IT umożliwią wdrażanie nowych rozwiązań w zarządzaniu oraz wzrost efektów pracy.

Regional-based structures for accounting, personnel management, IT and technical services will allow the implementation of new management solutions and increase productivity.

UPDATED DEVELOPMENT STRATEGY OF THE ORBIS HOTEL GROUP FOR THE YEARS 2007-2011

ACCORDING TO THE UPDATED STRATEGY, PUBLISHED ON JUNE 1, 2007, IN THE CURRENT REPORT NO 14/2007, IN 2011 THE ORBIS HOTEL GROUP WILL HAVE A NETWORK OF 89 HOTELS WITH 14,200 ROOMS.

THE NEW DEVELOPMENT PROGRAM PROVIDES FOR OPENING OF 39 NEW HOTELS WITH MORE THAN 4,800 ROOMS DURING THE PERIOD 2007-2011. THE STRATEGY FOCUSES ON DEVELOPING ETAP AND IBIS BRANDS AND REBRANDING OF SELECTED ORBIS HOTELS FOLLOWING THEIR MODERNIZATION AND ADJUSTMENT TO ACCOR STANDARDS.

AS MUCH AS 56% HOTELS IN THE TARGET STRUCTURE OF THE ORBIS HOTEL GROUP WILL BE ECONOMY HOTELS. THE NETWORK OF ECONOMY HOTELS WILL BE DEVELOPED BY WAY OF BUILDING NEW HOTELS. ALREADY EXISTING HOTELS WILL BE REBRANDED TO NOVOTEL AND MERCURE BRANDS.

A TOTAL AMOUNT OF PLN 1,421 MILLION WILL BE ASSIGNED FOR DEVELOPMENT AND IMPLEMENTATION OF THE STRATEGY, I.E. BY PLN 558 MILLION MORE THAN BUDGETED FOR THE 2006-2010 STRATEGY. THE LIST OF NEW PROJECTS HAS BEEN EXPANDED WITH 10 NEW HOTELS AND 1,700 ROOMS. ADDITIONAL GROWTH DRIVERS INCLUDE A CHANGE IN CONCEPT OF SOME DEVELOPMENT PROJECTS AND A RISE IN PRICES ON THE CONSTRUCTION MARKET.

THE SUM OF PLN 794 MILLION WILL BE EXPENDED FOR IMPLEMENTATION OF THE PROGRAM INVOLVING CONSTRUCTION OF ECONOMY HOTELS OPERATING UNDER THE ETAP AND IBIS BRANDS, WHILE PLN 225 MILLION WAS ASSIGNED FOR DEVELOPMENT OF OTHER BRANDS. EXPENDITURE ON COMPLEX MODERNIZATION WORKS TOGETHER WITH REPLACEMENT COSTS IN HOTELS WILL TOTAL PLN 402 MILLION.

THE INVESTMENT PROGRAM FOR THE YEARS 2007-2011 WILL BE FINANCED IN 47% FROM OPERATING CASHFLOWS AND IN 24% FROM DEBT, WHILE THE REMAINING PART WILL BE GENERATED FROM SALE OF ASSETS.



JEAN-PHILIPPE SAVOYE

PRESIDENT OF THE MANAGEMENT BOARD & CEO

THE STRONG PROPERTY MARKET HAS PROVIDED US WITH AN OPPORTUNITY ACTIVELY TO SHAPE OUR HOTEL SELECTION IN THE LARGEST POLISH CITIES.



Aktualizacja strategii rozwoju Grupy Hotelowej ORBIS na lata 2007-2011

Zaktualizowana strategia, ogłoszona w dniu 1 czerwca 2007 roku raportem bieżącym nr 14/2007, zakłada, że w 2011 roku Grupa Hotelowa Orbis będzie dysponować siecią 89 hoteli oferujących 14 200 pokoi.

Nowy program rozwoju przewiduje powstanie w latach 2007-2011 39 nowych hoteli z ponad 4800 pokoi. Podstawowe założenia strategii to rozwój marek Etap i Ibis oraz zmiana marek wybranych hoteli Orbis po ich modernizacji i dostosowaniu do wymogów marek Accor.

W docelowej strukturze Grupy Hotelowej Orbis aż 56% hoteli znajdzie się w segmencie ekonomicznym. Rozwój sieci hoteli ekonomicznych będzie dokonywany w drodze budowy nowych obiektów. Konwersje będą dotyczyć marek Novotel i Mercure.

Na rozwój i realizację strategii przeznaczone zostanie 1421 mln zł, tj. o 558 mln zł więcej niż w strategii na lata 2006-2010. Lista nowych projektów została powiększona o 10 nowych hoteli i 1700 pokoi. Dodatkowymi czynnikami wzrostu są zmiany koncepcji niektórych projektów rozwojowych oraz wzrost cen w budownictwie.

Na realizację programu budowy hoteli ekonomicznych pod marką Etap i Ibis poniesione zostaną nakłady w wysokości 794 mln zł, a na rozwój innych marek - 225 mln zł. Nakłady na kompleksowe modernizacje wraz z nakładami odtworzeniowymi hoteli wyniosą 402 mln zł.

Program inwestycyjny w latach 2007-2011 będzie finansowany w 47% ze środków pieniężnych z działalności operacyjnej, w 24% długiem, a pozostała część środkami ze sprzedaży aktywów.



Jean-Philippe Savoye

Prezes Zarządu, Dyrektor Generalny

DOBRA KONIUNKTURA NA RYNKU NIERUCHOMOŚCI OTWORZYŁA PRZED NAMI MOŻLIWOŚĆ AKTYWNEGO KSZTAŁTOWANIA OFERTY HOTELI W NAJWAŻNIEJSZYCH POLSKICH MIASTACH.



Realizujemy strategię Grupy Hotelowej Orbis

We are implementing the Orbis Hotel Group strategy

W 2010 roku Orbis planuje dysponować siecią 83 hoteli oferujących 13 600 pokoi. Szeroki program inwestycji umocni pozycję Orbisu jako lidera na rynku hotelowym w Polsce i zapewni obecność we wszystkich segmentach rynku.

In 2010, Orbis plans to operate a network of 83 hotels, providing 13,600 hotel rooms. A broad-reaching investment program will strengthen its leading position in the Polish hotel industry and provide Orbis a presence in all sectors of the hotel market.



Główne projekty 2006

Main projects in 2006

Nowe wnętrza Sofitel Grand Sop
New interiors of the Sofitel Gran



182 mln zł

Wyniosły nakłady na rozwój sieci hotelowej w 2006 roku

Investments set aside for the development of the hotel network in 2006 totalled 182 million PLN

W 2006 roku wybudowany został pierwszy nowy hotel w standardzie ekonomicznym Etap Centrum w Warszawie. Prace modernizacyjne prowadzone były w różnym zakresie w 27 hotelach - od pełnej modernizacji, przez modernizację części mieszkalnej lub ogólnodostępnej, wymianę wyposażenia, po prace wokół hotelu. Orbis przygotował także kilkanaście projektów budowy nowych hoteli Etap, Ibis i Novotel. □

In 2006, the first new economy class hotel was built: the Etap Centrum in Warsaw. Various types of refurbishment were carried out in 27 hotels: from full renovation, to renovation of the guest rooms, or public areas, new furnishings and work around the hotel. Orbis has also finalised a dozen construction projects for new Etap, Ibis and Novotel hotels. □

» Modernizacja

Największym projektem zakończonym w 2006 roku była modernizacja hotelu Sofitel Grand Sopot. Rozpoczęto również kompleksową modernizację wnętrz hotelu Grand w Warszawie, który po otwarciu będzie działał pod czterogwiazdkową marką Accoru. Zakończone zostały modernizacje pokoi w nowym standardzie Novation w hotelach Novotel Centrum w Gdańsku i Katowicach, a także w Novotelu Bronowice w Krakowie. W 10 hotelach prace modernizacyjne związane były z dostosowaniem obiektów do nowych przepisów przeciwpożarowych, poprawiających bezpieczeństwo gości i pracowników. Zmodernizowane hotele, także takie jak Novotel Centrum w Warszawie, którego pełna modernizacja zakończyła się w grudniu 2005 roku, znacznie poprawiają swoje wyniki operacyjne.

Refurbishment

The largest refurbishment project completed in 2006 was the Sofitel Grand Sopot. Comprehensive refurbishment also started on the interior of the Grand Hotel in Warsaw and following its reopening, will operate under a four star Accor brand. Renovation of rooms in the new Novation standard has been completed in the Novotel Centrum in Gdańsk and Katowice, as well as the Novotel Bronowice in Kraków. In 10 hotels, renovation works were carried out in order to meet new fire prevention regulations, improving safety for guests and staff. Refurbished hotels, like the Novotel Centrum in Warsaw, where a major refurbishment was completed in December 2005, significantly improve their operating results. □

» Rozwój hotelowej marki Etap

Hotele Etap w Warszawie, Częstochowie i Szczecinie są pierwszymi obiektami tej marki w Polsce. Etap w Częstochowie działa od sierpnia, a Etap w Szczecinie od grudnia 2006 roku. Także w grudniu zakoń-

Cele strategiczne 2010 w liczbach* | Strategic goals for 2010 in figures*

I. Grupa Hotelowa Orbis - planowana liczba hoteli wg marek w *2010*

Orbis Hotel Group - Planned number of hotels in 2010 by brand



23
Ibis
21
Etap
4
Sofitel
16
Mercure
5
Inne
Others
14
Novotel

II. Nakłady inwestycyjne 863 mln zł w latach 2006-2010

863 million PLN investment allocation for 2006-2010



487
Budowa hoteli Etap i Ibis
Construction of Etap and Ibis hotels
49
Rozwój innych marek
Development of other brands
327
Modernizacja hoteli + nakłady odtworzeniowe
Hotel refurbishment + on-going capex

III. Struktura finansowania nakładów inwestycyjnych w latach 2006-2010

Financial structure of investment for 2006-2010



38%
Środki pieniężne z działalności operacyjnej
Operating cash flows
35%
Dług
Debt
27%
Sprzedaż aktywów Orbis SA
Sale of Orbis SA assets

*Wg strategii opublikowanej w maju 2006 | According to the strategy published in May 2006

czyła się budowa hotelu Etap Centrum w Warszawie, który przyjął pierwszych gości w połowie stycznia 2007 roku.

Development of the Etap brand

Etap hotels in Warsaw, Częstochowa and Szczecin are the first such brand hotels in Poland. The Etap in Częstochowa has been open for business since August, while the Etap in Szczecin since December 2006. In December, works were completed on the construction of the Etap Centrum hotel in Warsaw, which welcomed its first guests in mid-January 2007. □

» Sprzedaż aktywów

W grudniu 2006 roku Spółka sprzedała nieruchomość - oferujący 69 pokoi - hotel Monopol we Wrocławiu. Dochód brutto z tej transakcji wyniósł 34 mln zł. W tym samym miesiącu, w związku z innym projektem rozwojowym, zamknięty został także hotel Silesia w Katowicach.

Sale of assets

In December 2006, Orbis sold the property of the 69-room Monopol hotel in Wroclaw. The capital gain from the transaction totalled 34 million PLN. That same month, the Silesia hotel in Katowice was also closed as part of a separate development project. □

» Struktury regionalne

W 2006 roku tworzone były Biura Obsługi w regionach: centralnym, zachodnim, północnym i południowym. Będą one obsługiwać hotele Orbis SA w zakresie księgowości, kadr, służb technicznych i informatycznych.

Regional structure

In 2006, the Service Centres were opened in the Central, Western, Northern and Southern regions. These centres will provide services for Orbis hotels in areas such as accounting, personnel management and technical and IT service. □

PIĘKNY HOTEL W MAGICZNYM MIEJSCU

A MAGNIFICENT HOTEL IN A MAGICAL LOCATION

SOFITEL
HOTELS & RESORTS



Sopocki Grand to najpiękniejszy hotel Orbisu. Zachwyca położeniem i architekturą. The Grand Sopot is the most magnificent Orbis hotel, with an impressive location and exterior design.



Odrestaurowane wnętrza cieszą oko oryginalnymi elementami wystroju. Renovated interiors boast original designs and decor.



W hotelu znajduje się centrum wellness oraz basen. The hotel also includes a wellness centre and a swimming pool.

HOTEL SOFITEL GRAND SOPOT OFERUJE GOŚCIOM 127 ELEGANCKICH, KLIMATYZOWANYCH POKOI Z WIDOKIEM NA MORZE LUB PARK

THE HOTEL SOFITEL GRAND SOPOT OFFERS GUESTS 127 ELEGANT, AIR-CONDITIONED ROOMS WITH VIEWS OF THE SEA OR PARK

» Hotel Grand w Sopocie został zbudowany w 1927 roku i od początku należał do najpiękniejszych hoteli w naszej części Europy. W 2006 roku został całkowicie zmodernizowany i dołączył do grona pięciogwiazdkowych hoteli marki Sofitel.

The Hotel Grand in Sopot was built in 1927 and has always been one of the most magnificent hotels in this part of Europe. In 2006, it was completely refurbished and added to the five-star hotels under the Sofitel brand.

W restauracji Art Déco serwowane są wyśmienite dania kuchni polskiej i międzynarodowej. W foyer znajduje się Le Bar oraz biblioteka tworząca atmosferę relaksu i wypoczynku. W Sali Balowej organizowane są niezapomniane uroczystości i imprezy. Dodatkową atrakcją dla gości jest kasyno. □

The "Art Deco" restaurant serves excellent Polish and international cuisine. Located in the foyer are Le Bar and the library, promoting an atmosphere of rest and relaxation. The Ball Room is the venue for unforgettable galas and celebrations. A casino provides an additional attraction for guests. □



WYGODNE ŁÓŻKO „MY BED"
COMFORTABLE BED "MY BED"

Etap – nowa marka na polskim rynku

Etap – a new brand on the Polish market

HOTELE ETAP ZOSTAŁY WŁĄCZONE DO SYSTEMU REZERWACJI ORBISONLINE

ETAP HOTELS ARE INCLUDED IN THE ORBISONLINE RESERVATION SYSTEM

» Do 2010 roku Spółka planuje stworzyć sieć 21 hoteli ekonomicznej marki Etap. Pierwsze trzy hotele Etap, oferujące 376 pokoi, pojawiły się na mapie hotelowej Polski w 2006 roku.

Before 2010, the company plans to establish a network of 21 Etap economy class hotels. The first three Etap hotels, offering 376 rooms, appeared on the Polish hotel scene in 2006.


Etap hotel

Hotele Etap są chętnie wybierane przez turystów aktywnie spędzających urlop oraz przez osoby często podróżujące.

Pierwszy hotel został otwarty w Częstochowie w sierpniu. Oferuje 80 pokoi. W grudniu rozpoczął działalność Etap w Szczecinie mający 120 pokoi. Obydwa hotele przed modernizacją działały pod marką Orbis Hotels. W grudniu zakończono budowę hotelu Etap Centrum w Warszawie. Oferuje on 176 pokoi i jest pierwszym nowo wybudowanym Etapem w Grupie Hotelowej Orbis. W 2006 roku przygotowano projekty budowy kilkunastu innych hoteli Etap, których realizacja rozpocznie się w 2007 roku. □



The first hotel was opened in Częstochowa in August. It has 80 rooms on offer. In December, the Etap in Szczecin opened its doors with 120 rooms. Both hotels operated as Orbis Hotels before their refurbishment. In December, work was completed on the Etap Centrum hotel in Warsaw. This hotel offers 176 rooms and is the first newly built Etap hotel in the Orbis Hotel Group. In 2006, development plans were finalised for a dozen other Etap hotels, on which building work will start in 2007. □

Etap hotels are a popular choice for tourists who want to spend an active holiday as well as by frequent travelers.

DUŻA SIEĆ, ZNANE MARKI

A LARGE NETWORK, FAMILIAR BRANDS



Grupa Hotelowa Orbis dysponuje siecią 65 hoteli – największą w Polsce i w Europie Środkowowschodniej. W 30 miastach w Polsce oraz w Wilnie na Litwie hotele oferują 12 tys. pokoi, w których zatrudnionych jest 4400 pracowników. Od luksusowych Sofiteli, przez Novotele, Mercure i Orbis Hotels, po ekonomiczne Ibisy i Etapy – każdy podróżujący może znaleźć hotel dla siebie.

The Orbis Hotel Group operates a network of 65 hotels – the largest network in Poland and in Central and Eastern Europe. The hotels offer 12,000 rooms in 30 cities in Poland and in Vilnius, Lithuania, employing 4400 members of staff. From the luxury Sofitel brand, through the Novotel and Mercure and Orbis Hotels, to the economy class Ibis and Etap hotels – every traveller can find a hotel that suits their requirements.

39

39 HOTELI GRUPY HOTELOWEJ ORBIS DZIAŁA POD MARKAMI ACCOR, STRATEGICZNEGO INWESTORA ORBISU.

39 ORBIS HOTEL GROUP HOTELS OPERATE UNDER THE BRANDS OF ACCOR, THE ORBIS STRATEGIC INVESTOR.



6 MAREK HOTELOWYCH GRUPY ZAPEWNIA WYBÓR KAŻDEMU GOŚCIOWI. MARKA OKREŚLA STANDARD HOTELU I JEST ZNAKIEM ROZPOZNAWCZYM DLA KLIENTÓW.

6 HOTEL BRANDS ENSURE CHOICE FOR EACH GUEST. THE BRAND DEFINES THE STANDARD OF THE HOTEL AND IS A RECOGNISED LANDMARK.





Orbis – korporacyjna marka Grupy, obecna jest na rynku od 86 lat. Słowo to oznacza wszechświat. Orbis utworzony – w 1920 roku we Lwowie jako biuro podróży był oknem na świat dla Polaków i bramą do Polski dla cudzoziemców.

Orbis – the corporate name of the Group, present on the market for 86 years, means universe. Orbis, established in Lwów in 1920 as a tourist office, was a window on the world for Poles and a gateway to Poland for foreigners.



Grupa Hotelowa Orbis

The Orbis Hotel Group


Gdynia
Sopot
Gdańsk
Kołobrzeg
Olsztyn
Mrągowo
Szczecin
Bydgoszcz
Toruń
Płock
Zielona Góra
Poznań
Warszawa
Kalisz
Łódź
Lublin
Jelenia Góra
Wrocław
Częstochowa
Zam
Karpacz
Opole
Sosnowiec
Zabrze
Katowice
Kraków
Bielsko-Biała
Cieszyn
Nowy Sącz
Zakopane
Marki | Brands
① Sofitel
② Novotel
③ Mercure
④ Ibis
⑤ Orbis Hotels
⑥ Etap Hotel

» Grupa Hotelowa Orbis oferuje 12 tys. pokoi w 30 miastach w Polsce oraz w Wilnie na Litwie. Ofertę hoteli można obejrzeć na www.orbis.pl.

The Orbis Hotel Group offers 12,000 rooms in 30 cities in Poland and in Vilnius, Lithuania. The hotel selection can be viewed on www.orbis.pl.



2006 roku Spółka uruchomiła nową edycję serwisu hotelowego www.orbis.pl, zawierającą informacje o wszystkich hotelach Grupy Hotelowej Orbis. Serwis połączony jest z systemem rezerwacyjnym OrbisOnLine oraz ze stronami www.orbis.pl/ir. Nowe strony WWW zapewniają pełną informację o pokojach i usługach w hotelach, wraz ze zdjęciami, a także ilustrowanymi informacjami o mieście. Część miejska została przygotowana we współpracy z wydawnictwem Pascal. □


Orbis

Hotele grupy Orbis* | Orbis Group hotels*

I. Hotele wg formy zarządzania
Hotels by form of operation


85%
Własność
Owned
1%
Fran-
chising
7%
Leasing
Leased
7%
Zarządzanie
Managed

II. Hotele wg marek
Hotels by brand


6%
Sofitel
27%
Novotel
17%
Mercure
3%
Etap
13%
Ibis
3%
Holiday Inn
31%
Orbis
Hotels

III. Hotele wg standardu
Hotels by category


4%
5 gwiazdek
5-star
18%
4 gwiazdki
4-star
18%
2-1 gwiazdki
2&1-star
60%
3 gwiazdki
3-star

IV. Hotele wg lokalizacji
Hotels by location


92%
Miasta
Cities
8%
Miejscowości wypoczynkowe
Resorts

*Podział wg liczby pokoi, dane na koniec marca 2007 | Breakdown of hotel portfolio by no. of rooms, as at end of March 2007

2 mln

OSÓB ODWIEDZIŁO W 2006 ROKU NOWY SERWIS WWW.ORBIS.PL

2 MILLION VISITORS LOGGED ONTO THE NEW WWW.ORBIS.PL WEBSITE IN 2006

In 2006, the company launched a new internet hotel service on the www.orbis.pl website, containing information on all the hotels in the Orbis Hotel Group. The service is linked to the OrbisOnLine reservation system and to the corporate website, www.orbis.pl/ir. The new website provides complete information on hotel rooms and services, together with photographs, as well as illustrated city information. The local information was prepared in co-operation with Pascal publishing.


Orbis



System rezerwacji | Reservation system

System rezerwacji hotelowych OrbisOnLine działa od 2004 roku. Zapewnia klientom rezerwację pokoi w czasie rzeczywistym i oferuje narzędzie rezerwacyjne dla firm, klientów Orbisu. W 2006 roku za jego pośrednictwem sprzedano ponad 60 tys. pokojonocy. Orbis jako pierwsza sieć hotelowa w Polsce umożliwiła agentom sprzedającym pokoje hotelowe dostęp do informacji o ich cenach i dostępności przez interfejs XML. Takie rozwiązanie umożliwia agentom dokonywanie rezerwacji bez pośredników. OrbisOnLine jest połączony z systemem rezerwacyjnym Accor.

The OrbisOnLine hotel reservation system has been operating since 2004. It enables customers to reserve hotel rooms in real time and offers reservation tools for Orbis corporate clients.
In 2006, the system was used to sell over 60,000 roomnights.
Orbis was the first hotel operator in Poland to provide agents selling hotel rooms access to price and room availability information using an XML interface.
This solution enables agents to make room reservations without the need to use intermediaries.
OrbisOnLine is connected to the Accor reservation system.

www.orbisonline.pl



MARKETING

» Rok 2006 był kolejnym rokiem realizacji nowej strategii marketingowej Spółki. To okres aktywnych kampanii poszczególnych marek hotelowych i całej Grupy Hotelowej Orbis. Intensywna akcja informacyjno-promocyjna upowszechniała wizerunek Orbisu jako silnej marki korporacyjnej i wzmacniała świadomość marek hotelowych. Międzynarodowe strategie marketingowe marek hotelowych adaptowane były do polskiego rynku.

Throughout 2006, the company continued to implement its new marketing strategy. This was a year of active campaigns on behalf of individual hotel brands, as well as the whole Orbis Hotel Group. An intensive public relations campaign set out to promote Orbis as a strong corporate brand and to strengthen hotel brand awareness. International marketing strategies for hotel brands were adapted to the Polish market.

» Kampanie wizerunkowe

Kampania Novotel była częścią akcji ogólnoeuropejskiej, a marka Mercure promowana była w ramach kampanii zaprojektowanej na rynek polski. Otwarciu hotelu Sofitel Grand Sopot towarzyszyła osobna kampania wprowadzająca ten obiekt do rodziny luksusowych hoteli Sofitel. Ekonomiczne marki Ibis i Etap promowane były m.in. na billboardach i autobusach w głównych miastach w Polsce. □



Image campaigns

The Novotel campaign was part of a European-wide operation, while the Mercure brand was promoted as part of a campaign targeted for the Polish market. The opening of the Sofitel Grand Sopot, was accompanied by a separate promotional campaign welcoming the hotel to the luxury Sofitel brand. The economy class Ibis and Etap brands were promoted among others on billboards and public buses in the largest cities in Poland. □



» Wydawnictwa

Orbis publikuje ulotki i broszury zachęcające do korzystania z usług hoteli Grupy. Są one traktowane głównie jako narzędzia wspierające sprzedaż. Trafiają do gości odwiedzających hotele i polskie stoiska informacyjne na najważniejszych targach branży turystyczno-hotelarskiej w świecie. Dzięki współpracy z Pascalem, obszerne prezentacje hoteli Grupy Orbis zamieszczone zostały w serii renomowanych przewodników turystycznych.

Publications

Orbis publishes booklets and brochures promoting the Group's hotel services - these are chiefly forms of sales support. They are aimed at guests visiting hotels, as well as Polish stalls at the most important tourist and hotel fairs in the world. Following a partnership with Pascal publishing, the broad selection of Orbis Group hotels was presented in a series of famous tourist guides. □


Gdzie jeść i gdzie spać

» Programy lojalnościowe

Posiadacze kart Gold i Platinium otrzymali nowe możliwości w ramach Programu Orbis Gold Club. W 2006 roku 10,5 tys. osób miało już karty tego programu. Goście naszych hoteli mają możliwość zbierania mil w programie Miles&More. Zostały także uruchomione dwa nowe programy: Pascal Orbis, we współpracy z wydawnictwem Pascal, oraz Radość Życia. Z dodatkowych udogodnień mogą korzystać również posiadacze kart programu Vitay, Accor Hotels Favorite Guest oraz Master Card.

Loyalty programs

Holders of Orbis Gold and Platinum cards were offered new services as part of the Orbis Gold Club Program. In 2006, 10.5 thousand customers already held these program membership cards. Orbis hotel guests can earn air miles as part of the Miles&More program. Two new programs were also launched: Pascal Orbis, in partnership with Pascal publishing, and Joie de Vivre. Card holders of Vitay, Accor Hotels Favourite Guest and Master Card can also make the most of additional special offers in our hotels. □



» Orbis wspiera sport

Orbis wspiera wydarzenia sportowe. Dyscypliną mającą stałe miejsce w kalendarzu imprez są turnieje golfowe. W czerwcu na polu Toya GC&C we Wrocławiu odbył się IV Turniej Golfowy ORBIS CHALLENGE 2006. Firma była także Złotym Sponsorem XII Maratonu Solidarności oraz Sponsorem Międzynarodowych Mistrzostw Polski w Tenisie Stołowym. Orbis przez cały rok towarzyszył serii rozgrywek Polskiej Kadry Gwiazd.



Orbis

Orbis promotes sports

Orbis supports sports events. Golf tournaments hold a fixed place in the company's sporting calendar. The ORBIS CHALLENGE 2006 IV Golf Tournament took place in June on the Toya GC&C course in Wrocław. The company was also the Golden Sponsor of the XII Solidarity Marathon and the sponsor of the Polish International Table-Tennis Championships. Throughout the year, Orbis helped sponsor the series of tournaments of the Polish Star Teams. □



Klienci korporacyjni | Corporate clients

Wobec dynamicznego wzrostu liczby międzynarodowych podróży służbowych, w 2006 roku Orbis wprowadził wielopłaszczyznowe zarządzanie kontami klientów. Pozwala to nie tylko utrzymywać udziały w rynku i kontrolować segment biznesowy, ale też zaproponować zindywidualizowane usługi. Dziś Orbis - wspomagany przez biura sprzedaży Accor - zarządza ponad tysiącem kont klientów korporacyjnych w Polsce. Sprzedaż usług klientom biznesowym w 2006 roku wzrosła o 23 proc. | In response to the dynamic growth in the number of international business trips, Orbis introduced multi-level client account management in 2006. This allows the company not only to maintain its market share and to control the corporate client sector, but also to offer individually tailored services. Today, Orbis - supported by Accor sales offices - manages over 1000 corporate client accounts in Poland. Corporate client sales in 2006 increased by 23%. □

Biura podróży | Travel Agents

Największe polskie i zagraniczne biura podróży współpracują z Biurem Turystyki i Wypoczynku Orbis SA, które zawiera kontrakty globalne w imieniu wszystkich hoteli. Biuro współpracuje ściśle z placówkami sprzedaży Accor na świecie. W 2006 roku współpracowało z 43 biurami podróży. Przedstawiciele biura reprezentują Orbis podczas międzynarodowych targów turystycznych na całym świecie. | The largest Polish and foreign travel agencies work jointly with the Orbis Tourism and Recreation Bureau, which signs general agreements on behalf of all hotels. The Bureau works closely with Accor sales forces worldwide. In 2006, it worked in partnership with 43 travel agencies. Bureau staff represent Orbis at international tourist fairs around the world. □

» Imprezy

Hotele Grupy organizowały liczne imprezy dla swoich lojalnych klientów i partnerów biznesowych. Hotele gościły pokazy mody, koncerty, promocje książek, kosmetyków, spotkania z gwiazdami i inne. Wydarzeniom tym towarzyszyły media, zapewniając im odpowiednie nagłośnienie. Ich rangę i atrakcyjność podkreślał udział celebrities.

Events

Hotels belonging to the Group organised numerous events for their regular clients and business partners. The hotels were the venue for all types of events, including fashion shows, concerts, book promotions, cosmetics campaigns, meetings with celebrities and others. These events were covered by the media, ensuring suitable exposure. Their importance and appeal were highlighted by the celebrities taking part. □





Subtelny wystrój wnętrz Sofitel
Subtle interior design by Sofitel

SOFITEL
HOTELS & RESORTS

Na świecie Worldwide	W Polsce In Poland
51 krajów countries	3 miasta cities
201 Liczba hoteli No. of hotels	3 Liczba hoteli No. of hotels
43 380 Liczba pokoi No. of rooms	673 Liczba pokoi No. of rooms

SOFITEL

» Najbardziej prestiżowa marka Accor. Hotele tej marki spełniają wymagania najwięcej oczekujących ludzi biznesu oraz turystów szukających odpoczynku i relaksu w najlepszych warunkach.

The most prestigious of the Accor brands. Sofitel hotels meet the needs of the most demanding business travellers, as well as of tourists looking for the best possible rest and relaxation.

Sofitel w Polsce | Sofitel in Poland

Pięciogwiazdkowa marka Sofitel jest w Polsce reprezentowana przez trzy hotele: Sofitel Victoria w Warszawie, Sofitel Grand Sopot oraz Sofitel we Wrocławiu. Każdy z nich zlokalizowany jest w sercu miasta, zatrzymują się w nich zarówno biznesmeni, jak i turyści.

The five-star Sofitel brand is represented by three hotels in Poland: the Sofitel Victoria in Warsaw, the Sofitel Grand Sopot and the Sofitel in Wrocław. Each of these hotels is located in the heart of the city, their guests are business travellers and tourists alike.

» www.sofitel.com

UWOLNIJ EMOCJE

CHECK INTO EMOTIONS

Każdy z hoteli Sofitel ma charakterystyczną „francuską duszę" przejawiającą się subtelnym wystrojem wnętrz, nastrojową dekoracją w pastelowej kolorystyce oraz elegancką, dyskretną i przyjazną obsługą. Wyrafinowana oferta kulinarna zachwyca kunsztem, innowacją i wybornym smakiem. Bogata oferta konferencyjna: sale wielofunkcyjne i najnowocześniejszy sprzęt oraz profesjonalna obsługa - gwarantują sukces organizowanych na miejscu spotkań biznesowych. □



Each Sofitel embodies a distinctive "French spirit", reflected in the subtle interior design, the distinctive decor imbued with pastel colours and the elegant, discrete and friendly service. A sophisticated cuisine will tempt you with its style, refinement and exquisite taste. Sofitel offers a wide selection of conference facilities: multipurpose rooms with the latest technology and professional staff ensure that business meetings organised there will be a success. □

Na świecie Worldwide	W Polsce In Poland
54 krajów countries	10 miast cities
397 Liczba hoteli No. of hotels	13* Liczba hoteli No. of hotels
70 373 Liczba pokoi No. of rooms	3294 Liczba pokoi No. of rooms

*w tym jeden na Litwie | including one in Lithuania

NOVOTEL



» Hotele Novotel to idealne miejsca pobytu zarówno dla biznesmenów, jak i rodzin. W trzech Novotelach w Polsce: Novotelu Centrum w Gdańsku i Katowicach oraz Novotelu Bronowice w Krakowie goście mogą już korzystać z pokoi w najnowszym standardzie Novation.

Novotel hotels are the perfect place to stay for both business travellers and families. In three Novotels in Poland: the Novotel Centrum in Gdańsk and Katowice and the Novotel Bronowice in Kraków, guests can already book into the latest top-class Novation rooms.

NATURALNIE PRZYJEMNY

NATURALLY FRIENDLY

Wygodne, przestronne, jasne i klimatyzowane pokoje stwarzają doskonałe warunki do pracy i wypoczynku. Sale konferencyjne wyposażone w nowoczesny sprzęt gwarantują udane spotkania i konferencje. Ze szczególną troską w Novotelu traktowane są dzieci, dla których restauracje mają specjalne karty menu. Dwoje dzieci w wieku do 16 lat może zamieszkać bezpłatnie w pokoju wspólnie z rodzicami lub opiekunami. Restauracje The Garden Brasserie zapraszają na dania kuchni francuskiej, polskiej i regionalnej. Większość Novoteli jest położona wśród zieleni, oferuje centrum rekreacyjne, w tym basen. □



Comfortable, spacious, bright and air-conditioned rooms provide an ideal setting for work and relaxation. Conference rooms with state-of-the-art facilities help make meetings and conferences a success. Novotel hotels also take special care of younger guests, with children's menus available in their restaurants. Two children up to the age of 16 can share a room for free with their parents or guardians. The Garden Brasserie restaurants invite you to sample French, Polish and regional specialities. Most Novotel hotels are located in green and leafy areas and offer a recreational centre with swimming pool. □

NOVOTEL W POLSCE | NOVOTEL IN POLAND

Novotel Centrum w Warszawie, drugi co do wielkości Novotel na świecie, oferuje 733 pokoje, a z jego okien roztacza się panoramiczny widok na stolicę. Od początku 2006 roku, po zakończeniu kompleksowej modernizacji, hotel cieszył się dużym zainteresowaniem gości.

The Novotel Centrum in Warsaw, the second largest Novotel hotel in the world, has 733 rooms available - from its windows, guests can view the panorama of the capital city unfold below them. Since the beginning of 2006, following a major refurbishment, the hotel has been very popular with guests.

www.novotel.com

Na świecie Worldwide	W Polsce In Poland
48 krajów countries	11 miast cities
732 Liczba hoteli No. of hotels	11 Liczba hoteli No. of hotels
89 624 Liczba pokoi No. of rooms	2032 Liczba pokoi No. of rooms

Mercure w Polsce | Mercure in Poland

Motywy wystroju i dania kuchni hoteli Mercure w Polsce wykorzystują bogatą historię i kulturę regionów. Hotel Grand w Warszawie, który w 2007 roku stanie się dwunastym Mercure w Polsce, będzie miał również swój indywidualny charakter i styl.

MIEJSCA Z KLIMATEM

WHERE YOU FIND AN AMBIANCE

MERCURE

» Hotele marki Mercure położone są zwykle w centrach miast w pobliżu atrakcji turystycznych. Ich architektura i wystrój współgrają z otoczeniem, odzwierciedlają to, co charakterystyczne dla regionu.

Mercure hotels are usually located in city centres, close to tourist attractions. The hotel building and interior design are in harmony with their surroundings, reflecting the unique features of the region.



Widok z … Mercure Kasprowy w Zakopanem
View from … Mercure Kasprowy in Zakopane

The décor motifs and menu items of Mercure hotels in Poland present a rich regional history and cultural tradition. The Hotel Grand in Warsaw, which in 2007 will become the twelfth Mercure hotel in Poland, will also present its own unique atmosphere and style.

www.mercure.com

Hotelarze Mercure mają wszystkie „klucze do miasta" - kompletną wiedzę na temat regionu i okolic, którą dzielą się z gośćmi. Honorowe miejsce w restauracjach Mercure zajmuje kuchnia regionalna. Szefowie przygotowują dania korzystając z lokalnych produktów i przepisów. Potrawy te są uzupełniane także innymi propozycjami z menu.

Hotele Mercure w swoich restauracjach i barach proponują kartę win Grands Vins Mercure. Jest to karta specjalnie dobranych win wysokiej jakości, oferowanych po przystępnych cenach. □

Mercure hotel managers hold all the "keys to the city" - comprehensive knowledge of the city and the local area, which they share with their guests. Regional cuisine takes pride of place in Mercure hotel restaurants. Head chefs prepare dishes using local produce and recipes, which are complemented by other propositions from the menu.

Mercure hotel restaurants and bars offer a "Grands Vins Mercure" wine list, featuring a special selection of quality wines at affordable prices. □



W Polsce
In Poland

21
miast
cities

25
Liczba hoteli
No. of hotels

3785
Liczba pokoi
No. of rooms

ORBIS HOTELS

ORBIS HOTELS

» Dzięki swojej różnorodnej ofercie Hotele Orbis spełniają oczekiwania zarówno turystów odkrywających piękne zakątki naszego kraju, jak i osób podróżujących służbowo.

Thanks to their wide range of offers, Orbis Hotels are able to meet the needs of tourists out to discover the beautiful corners of Poland, as well as business travellers.



SŁYNNA GOŚCINNOŚĆ POLSKIEGO DOMU

THE FAMOUS HOSPITALITY OF A POLISH HOME

Atrakcyjna lokalizacja to nie jedyny atut Hoteli Orbis. Wygodne i funkcjonalne pokoje o zróżnicowanym standardzie oraz bogata oferta gastronomiczna i wysoki poziom usług świadczonych przez świetnie wyszkolony personel - to wszystko pozwala kontynuować i pielęgnować tradycyjną polską gościnność. Znane ze swej znakomitej kuchni restauracje w Hotelach Orbis zapraszają do skosztowania najlepszych dań. □

An attractive location is not the only advantage of Orbis Hotels. Comfortable and functional rooms in a range of different standards, as well as a rich and varied cuisine and high levels of customer service provided by highly trained staff - all help to cultivate and maintain the tradition of Polish hospitality. Famous for their excellent cuisine, Orbis Hotel restaurants invite you to taste their range of culinary delights. □





www.orbis.pl



Restauracja w hotelu Ibis Warszawa Ostrobramska
Restaurant in the Ibis Warsaw Ostrobramska hotel

DOBRA JAKOŚĆ | GOOD QUALITY

Dbałość o jakość świadczonych usług jest ważnym punktem w strategii marki Ibis, co potwierdza dewiza „kontraktu 15 minut". W 2006 roku marka Ibis otrzymała certyfikat ISO 9001.

An attention to quality of service is an important feature of the Ibis brand strategy, which is reflected in the principle of the "15-minute satisfaction contract". In 2006, the Ibis brand was awarded an ISO 9001 certificate.



www.ibishotel.com

HOTELE, JAKIE LUBISZ

HOTELS THE WAY YOU LIKE THEM

IBIS

	Na świecie Worldwide	W Polsce In Poland
krajów / countries; miast / cities	36	7
Liczba hoteli / No. of hotels	745	9
Liczba pokoi / No. of rooms	82 546	1532

» Marka Ibis oferuje wszystkie wygody oraz usługi hotelu klasy ekonomicznej za atrakcyjną cenę.

The Ibis brand offers all the comforts and the service of an economy-class hotel at affordable prices.

W Polsce hotele Ibis usytuowane są głównie w centrach miast. Wszystkie pokoje są klimatyzowane, wyposażone w bezpośrednią linię telefoniczną, telewizję satelitarną, Internet oraz łazienki z prysznicami. Restauracje L'Estaminet - tradycyjne bistra w stylu francuskim - mają niepowtarzalną atmosferę oraz wyśmienitą kuchnię, w której nie brakuje dań z Polski, Francji i innych krajów Europy. □

In Poland, Ibis hotels are mainly located in city centres. All rooms are air-conditioned and come with a direct-dial telephone line, satellite TV, internet facilities and bathrooms with showers. L'Estaminet restaurants - traditional French-style bistros - offer unique ambiance and excellent cuisine consisting of Polish, French and other European dishes. □

Na świecie Worldwide	W Polsce In Poland
11 krajów countries	3 miasta cities
347 Liczba hoteli No. of hotels	3 Liczba hoteli No. of hotels
28 389 Liczba pokoi No. of rooms	376 Liczba pokoi No. of rooms

ETAP



Wygodny pokój w hotelu Etap
Comfortable room in the Etap hotel




etap
hotel

www.etaphotel.com

» Hotele Etap oferują gościom standard ekonomiczny oznaczający wygodny pobyt za bardzo przystępną cenę.

Etap hotels provide their guests with economy-class accommodation, offering a comfortable stay at very affordable prices.

NAJTAŃSZY ETAP PODRÓŻY

THE MOST AFFORDABLE PART OF THE TRIP

Hotele marki Etap są odpowiednim adresem dla osób o mniejszym budżecie podróży. Pokoje do wykorzystania przez jedną, dwie lub trzy osoby łączą w sobie wiele zalet: wygodne łóżko, osobną łazienkę, Internet oraz telewizję z bogatą ofertą programów. □

Etap hotels are the perfect choice for travellers on a limited budget. 1, 2 or 3 person rooms offer several advantages in one: a comfortable bed, a separate bathroom, internet facilities and TV with a wide choice of channels. □



Podróże z Orbisem

Travelling with Orbis

Orbis Travel

Orbis Travel jest największym i najbardziej znanym polskim biurem podróży o uniwersalnym profilu działalności. Sieć sprzedaży, obejmująca 42 własne biura oraz ponad 1600 agentów, zapewnia szeroko dostępną i sprawną obsługę.

Orbis Travel is the largest and best known Polish tour operator with a universal service profile. A sales network including 42 branches owned by the company and over 1600 agents provides a widely accessible and efficient service.



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Orbis Transport

ORBIS TRANSPORT

Orbis Transport to największy polski przewoźnik w międzynarodowym transporcie autokarowym do ponad 100 miast w Europie.

Orbis Transport is the largest Polish international coach operator, *with services* to over 100 cities in Europe.



ORBIS TRANSPORT PROWADZI W POLSCE MIĘDZYNARODOWĄ SIEĆ WYPOŻYCZALNI SAMOCHODÓW POD MARKĄ HERTZ RENT-A--CAR ORAZ USŁUGI LEASINGU I ZARZĄDZANIA FLOTĄ HERTZ LEASE.

ORBIS TRANSPORT MANAGES THE INTERNATIONAL CAR RENTAL NETWORK IN POLAND UNDER THE HERTZ RENT-A-CAR BRAND AND CAR LEASING AND CAR FLEET MANAGEMENT THROUGH HERTZ LEASE.



Orbis Travel

1,2 mln

OSÓB SKORZYSTAŁO Z USŁUG ORBIS TRAVEL W 2006 ROKU

1.2 MILLION CLIENTS USED THE SERVICES OF ORBIS TRAVEL IN 2006

Orbis Travel jest największym polskim biurem podróży organizującym turystykę przyjazdową, a także jednym z wiodących organizatorów turystyki wyjazdowej i krajowej. Oferuje pełen zakres usług turystycznych i podróżniczych kierowanych do firm i klientów indywidualnych. W 2006 roku Orbis Travel umocnił swoją pozycję w realizacji programu Business Travel Service. W 2006 roku Orbis Travel obsługiwał na podstawie stałych umów o współpracy 2 tys. firm i instytucji.

Biuro dysponuje siecią sprzedaży liczącą 42 własne punkty sprzedaży, zlokalizowane w największych miastach Polski, oraz siecią 1600 biur agencyjnych. □



W 2006 roku biuro Orbis Travel po raz szósty z rzędu wygrało plebiscyt The Most Trusted Brands w kategorii biura podróży. Plebiscyt jest organizowany przez „Przegląd Reader's Digest". In 2006, for the sixth year in a row, Orbis Travel won the Most Trusted Brands poll in the tourist office category. The poll is organised by "Reader's Digest" magazine.

Orbis Travel is the largest Polish tourist office organising visits to Poland, and one of the leading tour operators offering holidays abroad and at home. It offers a full range of holiday and travel services aimed at corporate and individual clients. In 2006, Orbis Travel strengthened its position in the implementation of its Business Travel Service program. In 2006, Orbis Travel provided services for 2000 companies and institutions on the basis of general co-operation agreements.

The company has a sales network including 42 of its own sales outlets located in the largest Polish cities and a network of 1600 agents. □





Wycieczki zagraniczne | Holidays Abroad

Rok 2006 to czas dynamicznego rozwoju własnej wyjazdowej oferty turystycznej Orbis Travel, z której skorzystało ponad 50 tys. osób - o 34 proc. więcej niż w poprzednim roku. Wycieczki zagraniczne organizowane przez biuro przezentowane są w 11 katalogach, m.in.: Orbis Travel Świat Wakacji, Travel Time, Świat Dookoła, Familiada, Panoramic. □

2006 was a year of dynamic expansion of Orbis Travel's own selection of outbound holidays, which were booked by over 50 thousand clients, an increase of 34% over the previous year. Holidays abroad organised by the company are presented in 11 different travel brochures, including Orbis Travel Świat Wakacji, Travel Time, Świat Dookoła, Familiada and Panoramic. □


www.enterhotel.pl
EnterHotel


Orbis
ŚWIAT WAKACJI
-15%

» Orbis Travel Świat Wakacji

Dla wymagających klientów biuro przygotowuje propozycje wycieczek lotniczych, w tym kierunków egzotycznych, autokarowych i z dojazdem własnym, które są prezentowane w cyklu katalogów Orbis Travel Świat Wakacji. Prepared especially for discerning customers, Orbis Travel offers a selection of holidays by air, including exotic locations, coach tours and also holidays with private transportation, presented in the Orbis Travel Świat Wakacji travel brochures.


Lato 2006
wycieczki lotnicze


Familiada


Podróże lotnicze

» Travel Time

Oferta letnia i zimowa sprzedawana pod hasłem: Wakacje na każdą kieszeń. Summer and winter vacations sold as holidays for every pocket.

» Familiada

Wyjazdy letnie przygotowane specjalnie dla rodzin z dziećmi. Summer holidays prepared especially for families with children.

» Panoramic

Oferta wycieczek czarterowych do krajów basenu Morza Śródziemnego. Package holidays to the Mediterranean.

ORBIS TRANSPORT


Gazele
Orbis Transport Sp. z o.o.

W 2006 roku Orbis Transport otrzymał tytuł Gazeli Biznesu 2006 w VII edycji konkursu organizowanego przez dziennik „Puls Biznesu" oraz Srebrny Laur Klienta 2006 w kategorii przewozy autokarowe, przyznawany przez „Przegląd Gospodarczy". In 2006, Orbis Transport was awarded the title of "Business Gazelle" in the VII edition of the competition organised by the "Puls Biznesu" newspaper, as well as winning the "Customer Silver Laurel" award for coach transport, presented by the "Przegląd Gospodarczy" newspaper.


GRUPA MEDIA PARTNER
LAUR KLIENTA
2006

» Autokary Orbis Transport wożą pasażerów do ponad 100 miast w Europie i do Maroka. Pasażerowie mogą rozpocząć podróż prawie z każdego większego miasta w Polsce.

Orbis Transport coaches carry passengers to over 100 cities in Europe and to Morocco as well. Passengers can start their journey from almost any large town in Poland.

250 tys.

PASAŻERÓW WYBRAŁO PODRÓŻ Z ORBIS TRANSPORT

250 THOUSAND PASSENGERS CHOSE TO TRAVEL WITH ORBIS TRANSPORT

Orbis Transport dysponuje najgęstszą siatką połączeń w Polsce, z najbardziej zróżnicowaną częstotliwością kursowania. Sukces zapewnia firmie marka, jakość usług i dostępność oferty. Bilety można zakupić w punktach sprzedaży Interbus w 17 miastach w Polsce, u 1300 agentów oraz on-line przez strony www.orbis-transport.pl. Odpowiedzią na rosnącą konkurencję ze strony tanich linii lotniczych jest stałe zwiększanie liczby miast, do których docierają autokary Orbis Transport. Dlatego spadek liczby przewiezionych pasażerów wyniósł tylko 10 proc. w porównaniu z 2005 rokiem.

Orbis Transport manages the largest network of coach connections in Poland with the most varied timetable. The success of the company is ensured by its brand, quality of service and selection of offers. Tickets can be bought at Interbus outlets in 17 Polish cities, through 1300 travel agents, or online at www.orbis-transport.pl. In response to growing competition from low-cost airlines, there is a steady increase in the number of destinations with Orbis Transport coach connections. This explains why the number of passengers carried only fell by 10% when compared with 2005.


Orbis Transport

» Mapa międzynarodowych połączeń
International route network map


WIELKA BRYTANIA
UNITED KINGDOM
DANIA
DENMARK
SZWECJA
SWEDEN
LITWA
LITHUANIA
IRLANDIA
IRELAND
HOLANDIA
HOLLAND
POLSKA
POLAND
BELGIA
BELGIUM
NIEMCY
GERMANY
FRANCJA
FRANCE
SZWAJCARIA
SWITZERLAND
BUŁGARIA
BULGARIA
HISZPANIA
SPAIN
WŁOCHY
ITALY
GRECJA
GREECE


Hertz #1 Club Gold
14
15

» Hertz Rent-a-Car

Prowadzony przez Orbis Transport Hertz Rent-a-Car to największa sieć wynajmu samochodów w Polsce, posiadająca około 30 proc. udziału w rynku wynajmu dla firm. Samochody można wynająć w 31 biurach w 12 miastach w Polsce. Na stronach internetowych www.orbis-transport.pl dostępna jest pełna oferta samochodów, które można zarezerwować w kraju i za granicą. W 2006 roku Hertz Rent-a-Car wynajął ponad 15 tys. samochodów, o 16,5 proc. więcej niż w 2005 roku.

Hertz Rent-a-Car

Hertz Rent-a-Car operated by Orbis Transport is the largest car rental network in Poland, with about 30% of the market share in business rentals. Cars can be rented from 31 outlets in 12 cities across Poland. The www.orbis-transport.pl website shows the full range of cars on offer, which can be reserved in Poland and abroad. In 2006, Hertz Rent-a-Car rented out over 15 thousand cars, an increase of 16.5% from 2005. □

» Hertz Lease

Orbis Transport oferuje firmom w Polsce usługi leasingu samochodów oraz zarządzania flotą pod marką Hertz Lease. Orbis Transport należy do grona 10 wiodących firm w tej dziedzinie, posiadając około 4 proc. udziału w rynku. Na koniec 2006 roku w portfelu Hertz Lease znajdowało się około 2 tys. samochodów, o 40 proc. więcej niż rok wcześniej. Oferta dla firm zainteresowanych leasingiem i zarządzaniem flotą zamieszczona jest na www.orbis-transport.pl.

Hertz Lease

Orbis Transport provides car leasing and car fleet management services to companies in Poland under the Hertz Lease brand. Orbis Transport is one of the 10 leading companies in this sector, with about 4% share of the market. At the end of 2006, there were almost 2000 cars in the Hertz Lease fleet, an increase of 40% over the previous year. Companies interested in car leasing and fleet management can find the full details of the offer on the www.orbis-transport.pl website. □


Hertz
European Quality Surveys 2006
Poland
Best Franchise Country



5866

5866 osób zatrudniała Grupa Orbis w 2006 roku.

5866 members of staff were employed by the Orbis Group in 2006.



W myśl zasady, że rozwój osobisty jest kluczem do sukcesu, firma realizuje szeroki program szkoleń.

Following the principle that personal development is the key to success, the Group has been implementing a wide-reaching staff training program.


Pessac
A toute heure,
tout faire pour vous satisfaire
Prix des chambres
A votre service
Pour reglement facture
For invoice payment

Dobra firma
Good company

Ludzie to ważny kapitał firmy. W całej Grupie realizowany jest szeroki program szkoleń. Jego cel to podniesienie jakości usług oraz wsparcie rozwoju Grupy.

W 2006 roku Orbis przygotował się do wdrażania programów zrównoważonego rozwoju.

Orbis jest aktywnym członkiem organizacji branży hotelarsko-turystycznej, a także jako spółka giełdowa dba o komunikację korporacyjną.

People are a valuable resource of the company. A wide-reaching training program is being implemented throughout the whole Group, with the aim of raising the standard of services and supporting the growth of the company.

In 2006 Orbis prepared the implementation of sustainable development programs.

Orbis is an active member of hotel and tourism industry organisations and as a stock exchange listed company, it cares about corporate communication.


ziemia nas gości,
my gościmy świat



Firma dba o ludzi i środowisko, biorąc udział w dwóch programach: EGO-Ludzie i ECO-Środowisko.

Orbis cares about people and the environment and so takes part in the EGO-People and ECO-Environment programs.



W 2006 roku Spółka została Partnerem Strategicznym UNICEF. Orbis wspiera także polskie fundacje pomagające chorym i niepełnosprawnym.

In 2006, the company became a strategic partner of UNICEF. Orbis supports Polish foundations that help the sick and disabled.





Rozwój osobisty kluczem do sukcesu

Personal development is the key to success

» W całej Grupie realizowany jest szeroki program szkoleń dla pracowników, a także dla partnerów i klientów. Celem programu jest podniesienie jakości usług oraz wsparcie rozwoju Grupy.

A wide-reaching training program for staff, as well as for partners and clients is being implemented throughout the whole Group, with the aim of raising the standard of services and supporting the growth of the Group.

3 tys.

OSÓB Z GRUPY HOTELOWEJ ORBIS ZOSTAŁO OBJĘTYCH SZKOLENIAMI W 2006 ROKU

IN 2006 3000 PEOPLE PARTICIPATED IN ORBIS HOTEL GROUP TRAININGS

» Grupa Hotelowa Orbis

W 2006 roku Orbis SA realizował programy mające na celu podniesienie umiejętności i efektywności kadry kierowniczej, a także program szkoleń dotyczących zarządzania zmianami oraz doskonalenia umiejętności komunikacyjnych. Specjalne szkolenia pod kątem coraz bardziej wymagającego rynku usług zorganizowano dla służb sprzedaży. Zainaugurowany został program szkoleń stanowiących podstawę do utworzenia Akademii Jakości Obsługi. Program ten będzie obejmował zarówno pracowników pierwszej linii, jak i służby wspierające. Pod koniec roku Spółka rozpoczęła przygotowania do wdrożenia programu rozwojowego dla pracowników z potencjałem o nazwie Oxygen.

The Orbis Hotel Group

In 2006, Orbis implemented several programs aimed at raising manager skills and efficiency, as well as a series of training programs on managing change and improving communication skills. Special training on the increasingly demanding services market was organised for the sales force. A training program was established as the foundation of the Quality Service Academy. This program will be aimed at front-line staff, as well as support teams. Towards the end of the year, the company began to prepare the implementation of the development program for high potential employees, called Oxygen. □



Pracownicy Grupy Orbis* | Orbis Group employees*

4401 (- 6,0%)
Grupa Hotelowa Orbis | Orbis Hotel Group

536 (-1,6%)
Orbis Travel

926 (- 3,7%)
Orbis Transport

* stan na grudzień 2006 | as at December 2006


NOVOTEL

Olimpiada Orbisu | Orbis Olympiad

W listopadzie w hotelu Novotel Marina w Gdańsku odbyła się IX Olimpiada Sportowa Pracowników Orbisu. W imprezie wzięło udział 321 uczestników, którzy rywalizowali w 15 konkurencjach. Rozegrano po trzy konkurencje w tenisie ziemnym i stołowym, a w halowym turnieju piłki siatkowej wystawiono 16 drużyn.

The IX Orbis Employee Sports Olympiad took place in November, at the Novotel Marina in Gdańsk. 321 participants took part in the games, competing in 15 events. There were three separate outdoor tennis and table-tennis heats played, while 16 teams competed in the indoor volleyball competition.

» Orbis Travel

Biuro zorganizowało szkolenia sprzedażowe dla ponad 800 osób - pracowników oraz agentów - dotyczące nowej oferty i zasad współpracy z biurem, a także technik sprzedażowych. Osobne szkolenia obejmowały obsługę globalnych systemów rezerwacyjnych (GDS).

Orbis Travel

Sales training was organised for over 800 persons - employees as well as agents - relating to new products and co-operation with Orbis Travel, as well as sales skills. Separate trainings sessions covered global distribution systems (GDS). □

» Orbis Transport

Spółka kontynuowała program szkoleń podnoszących jakość usług przewozowych linii komunikacji międzynarodowej, obejmujący menedżerów, kierowców oraz pilotów zatrudnionych przy obsłudze linii autokarowych. Ponadto zorganizowano szkolenia dla każdego segmentu działalności Spółki. Zorganizowano także szkolenie dla pracowników firm korzystających z usługi zarządzania flotą Hertz Lease.

Orbis Transport

The company continued its training programs aimed at raising the quality of travel services in international coach transport, covering managers, coach drivers and guides working for coach lines. Sales training programs were additionally organised for each business segment of the company. There was also training for employees of companies using Hertz Lease car fleet management services. □

Gazeta Orbisu | Orbis Newspaper

W październiku ukazał się 250. numer „Panoramy Orbisu", gazety pracowniczej informującej o życiu wewnętrznym Spółki. Od pierwszego wydania w 1991 roku gazeta stała się ważnym źródłem informacji o sprawach firmowych, a także źródłem wiedzy o hotelarstwie. |


× 250

October saw the publishing of the 250th edition of the "Panorama Orbisu" staff newspaper, providing news and views on life inside the company. From its first edition back in 1991, the newspaper has grown to become a valuable source of information about the company, as well as a good source of knowledge about the hotel business.


9 I 1991 – START DO NORMALNOŚCI

» Członek Stowarzyszenia Emitentów Giełdowych
Orbis od trzech lat jest członkiem SEG, organizacji zrzeszającej spółki notowane na Warszawskiej Giełdzie Papierów Wartościowych. Stowarzyszenie jest organizacją reprezentującą środowisko emitentów w Polsce i bierze aktywny udział w kształtowaniu otoczenia polskiego rynku kapitałowego.

Member of the Stock Exchange Issuer Association
For three years, Orbis has been a member of SEIA, which brings together companies listed on the Warsaw Stock Exchange. The Association is representing stock exchange issuers in Poland and plays an active role in shaping the environment of the Polish capital market. □



» XVI Forum Ekonomiczne w Krynicy
Orbis był Partnerem Forum oraz gospodarzem panelu poświęconego wymianie doświadczeń między firmami francuskimi inwestującymi w Polsce a ich polskimi partnerami.

XVI Economic Forum in Krynica
Orbis was a Forum Partner and host of a panel discussion on sharing experience between French companies investing in Poland and their Polish partners. □



Partner w branży

Orbis – industry partner

» Spółki Grupy Orbis są członkami krajowych i zagranicznych organizacji branży turystycznej i aktywnymi uczestnikami polskiego życia gospodarczego.

Orbis Group companies are members of national and international tourist industry associations and are active participants in the Polish economy.

Orbis jest członkiem takich organizacji, jak: Polska Izba Turystyki, Polskie Zrzeszenie Hoteli, Izba Gospodarcza Hotelarstwa Polskiego oraz Zrzeszenie Międzynarodowych Przewoźników Drogowych. Jest też partnerem ważnych spotkań branży, m.in. Gremium Ekspertów Turystyki. Współpracował z Polską Organizacją Turystyczną, wpierając promocję Polski na świecie. Jest członkiem Międzynarodowego Stowarzyszenia Hoteli i Restauracji. Orbis należy także do Klubu Polskiej Rady Biznesu. □

Orbis is a member of Polish tourist industry organisations, including the Polish Chamber of Tourism (PIT), the Polish Hotel Association, the Chamber of Commerce of Polish Hotels Industry, the International Route Carriers Association. The company is a co-sponsor of important regular industry events, such as the Tourism Expert Forum. Orbis worked together with the Polska Organizacja Turystyczna (POT), promoting the image of Poland abroad. The company is a member of IH&RA, the International Hotel and Restaurant Association. Orbis belongs to the Polish Business Council Club. □

Relacje Inwestorskie

Investor Relations

Najważniejszym zadaniem relacji inwestorskich Spółki jest otwarta polityka informacyjna dotycząca wyników Grupy Orbis oraz realizowania strategii Grupy Hotelowej Orbis. Spółka spotyka się z inwestorami instytucjonalnymi podczas konferencji i tzw. road-shows w kraju i za granicą oraz spotkań indywidualnych w siedzibie Spółki. Po publikacji raportów kwartalnych organizowane są telekonferencje. Inwestorzy i analitycy mogą otrzymywać raporty publikowane przez Spółkę, korzystając z serwisu inwestorskiego dostępnego na stronach www.orbis.pl/ir. □

The most important function of a company's investor relations is an open disclosure policy as regards Orbis Group financial results and the implementation of the Orbis Hotel Group strategy. The company meets with institutional investors during conferences and road-shows at home and abroad as well as during individual meetings at the company head office. Telephone conferences are organised following the publication of quarterly reports. Investors and analysts can obtain reports published by the company via the investor service available online at www.orbis.pl/ir. □



65 tys.

UŻYTKOWNIKÓW ODWIEDZIŁO W 2006 ROKU SERWIS WWW.ORBIS.PL/IR

65 THOUSAND VISITORS LOGGED ONTO THE WWW.ORBIS.PL/IR IN 2006

www.orbis.pl/ir


Orbis

Korporacyjna strona internetowa zawiera informacje istotne dla akcjonariuszy i interesariuszy firmy, w tym przede wszystkim: bieżące informacje, raporty finansowe, kalendarz korporacyjny i informacje o walnych zgromadzeniach Spółki. Na stronach tych dostępne jest także oświadczenie dotyczące ładu korporacyjnego.

The company's website provides important information for the company's shareholders and stakeholders, in particular, the latest news, financial reports, a corporate event calendar and information of the company's annual shareholders' meeting. The website also contains corporate governance statements.

» Inwestorzy Indywidualni

Orbis dba o wizerunek wśród inwestorów nieinstytucjonalnych. Trzeci rok z rzędu firma jest Partnerem Stowarzyszenia Inwestorów Indywidualnych. Orbis bierze także udział w innych imprezach otwartych dla inwestorów indywidualnych, takich jak Targi Twoje Pieniądze w Warszawie.

Individual investors

Orbis takes an interest in its image among non-institutional investors. For the third year in a row, the company is a partner of the Association of Individual Investors. Orbis also participates in other open events organised for individual investors, such as the Your Money Fair in Warsaw. □

AKADEMIA TWORZENIA KAPITAŁU atk EDYCJA 2006 SII

Wyniki operacyjne i finansowe

Operating and Financial Results

W 2006 roku Grupa Orbis wypracowała bardzo dobre wyniki operacyjne i finansowe. Sprzedaży usług hotelowo-turystycznych sprzyjał silny wzrost gospodarczy w Polsce, w tym wysoki poziom zagranicznych inwestycji bezpośrednich i mniejsze tempo przyrostu konkurencji na rynku hotelowym. Idące w ślad za tym realizowanie wyższych cen pozwoliło istotnie zwiększyć skonsolidowaną marżę brutto.

In 2006, the Orbis Group achieved excellent operating and financial results. Sales of hotel and tourist services were boosted by strong economic growth in Poland, including a high level of direct foreign investment and a slowdown in competition in the hotel sector. The resulting price increases helped significantly improve consolidated gross profit margins.

Grupa Orbis | Orbis Group

1064 mln zł
Przychody ze sprzedaży (+5,9%) | Sales revenues (+5.9%)

280,5 mln zł
EBITDA (+2,5%) | EBITDA (+2.5%)

253,5 mln zł
EBITDA skorygowana (+23%) | EBITDA Adjusted (+23%)

88,9 mln zł
Zysk netto (-6,6%) | Net profit (-6.6%)



Hotele | Hoteles

52,5%
Frekwencja w Grupie Hotelowej Orbis (+2,0 pkt %) | Occupancy rate in the Orbis Hotel Group (+2.0 pp)

206,9 zł
Średnia cena za pokój (+8,4%) | Average Room Rate (+8.4%)

108,6 zł
Przychód na jeden dostępny pokój (+12,3%) | Revenue per Available Room (+12.3%)

2 077 227
Sprzedanych pokojonocy (-0,2%) | Rooms sold (-0.2%)



Turystyka | Tourism

1175,2 tys. | thou

osób skorzystało z usług Orbis Travel (+8,9%) | Tourists used Orbis Travel services (+8.9%)

60,6 tys. | thou

osób kupiło wycieczki zagraniczne w Orbis Travel (+17%) | Tourists travelled abroad with Orbis Travel (+17%)

79,3 tys. | thou

osób odwiedziło Polskę z Orbis Travel (-13,2%) | Foreign tourists visited Poland with Orbis Travel (-13.2%)



Transport | Transport

7 128,2 tys. | thou

osób przewiozły autokary Orbis Transport (-6,9%) | Passengers carried by Orbis Transport coaches (-6.9%)

w tym | including

257,6 tys. | thou

osób w połączeniach międzynarodowych (-10,5%) | Passengers in international connections (-10.5%)

38 071,1 tys. | thou

kilometrów przejechały autokary Orbis Transport (-4,4%) | Kilometres travelled by Orbis Transport coaches (-4.4%)

w tym: | including:

18 046 tys. | thou

kilometrów w połączeniach międzynarodowych (-7,1%) | Kilometres in international connections (-7.1%)

1042

samochodów w działalności Hertz Lease (+42,9%) | Cars in the Hertz Lease fleet (+42.9%)

15 070

samochodów wynajęto w Hertz Rent-a-Car (+16,5%) | Car rentals in Hertz Rent-a-Car (+16,5%)

Grupa Kapitałowa Orbis
The Orbis Group

» Orbis SA przewodzi Grupie Kapitałowej, w której skład wchodzą spółki tworzące: Grupę Hotelową Orbis (4 spółki), Grupę PBP Orbis - Orbis Travel (2 spółki), Grupę Orbis Transport (5 spółek) oraz spółka zależna Wioska Turystyczna Wilkasy. Orbis SA posiada także udziały w dwóch spółkach stowarzyszonych: Orbis Casino (33 proc.) i PH Majewicz (49 proc.).

Orbis S.A. heads a capital group that consists of companies that make up:
the Orbis Hotel Group (4 companies),
the Orbis PBP - Orbis Travel Group (2 companies), the Orbis Transport Group (5 companies) and the subsidiary company Wilkasy Tourist Village. Orbis S.A. is also a shareholder in two affiliated companies: Orbis Casino (33%) and PH Majewicz (49%).

Struktura kapitałowa grupy Orbis
Orbis group corporate structure



ORBIS SA
HEKON
100%
ORBIS TRAVEL
95,08%
ORBIS TRANSPORT
98,3%
UAB HEKON
Litwa/ Lithuania
(100%)
Orbis Kontrakty
(20% i 80%)
Orbis Polish
Travel Bureau, Inc.
USA (83,67%)
Inter Bus
Sp. z o.o.
(98,3%)
Capital Parking
Sp. z o.o. (66,84%)
PKS Tarnobrzeg
Sp. z o.o. (98,3%)
PKS Gdańsk
Sp. z o.o. (98,3%)
Orbis
Orbis
Travel
Orbis
Transport
Grupa Hotelowa
Orbis
Grupa PBP
Orbis
Grupa Orbis
Transport

Ważne czynniki | Critical success factors

WZROST PKB JEST NAJWAŻNIEJSZYM CZYNNIKIEM DLA SPRZEDAŻY USŁUG HOTELARSKO-TURYSTYCZNYCH

GDP GROWTH IS THE MOST IMPORTANT FACTOR INFLUENCING HOTEL AND TOURIST SERVICES SALES

1. Wzrost polskiego PKB w tempie 6,1 proc. w porównaniu z 3,6 proc. w 2005 roku obrazuje skalę rosnącego popytu na usługi hotelarsko-turystyczne w kraju. Rozwojowi branży sprzyjał też spadek stopy bezrobocia do 14,9 proc. w grudniu 2006 roku z 17,6 proc. rok wcześniej.(1) | The growth of GDP in Poland at a rate of 6.1%, in comparison with 3.6% in 2005, reflects the countrywide increase in demand for hotel and tourist services. Industry growth was also helped by positive figures showing a fall in the rate of unemployment to 14.9% in December 2006, from 17.6% a year earlier.(1)

2. Wzrost gospodarczy w krajach Unii Europejskiej przyspieszył do 2,9 proc. w 2006 roku z 1,7 proc. w 2005. Jednocześnie wartość zagranicznych inwestycji bezpośrednich w Polsce w 2006 roku przekroczyła 11 mld USD, które wygenerowały 15,5 tys. nowych miejsc pracy.(2) | Economic growth throughout the European Union increased to 2.9%. in 2006, up from 1.7%. in 2005. At the same time, direct foreign investment in Poland in 2006 stood at over 11 billion USD, creating 15.5 thousand new jobs.(2)

3. Ruch turystyczny do Polski wzrósł o 3,0 proc. w porównaniu z 2005 rokiem. Polskę odwiedziło 15,7 mln turystów. W 2006 roku Polacy uczestniczyli w 7,3 mln turystycznych podróży za granicę, o 18% więcej niż w 2005 roku.(3) | The number of tourists coming to Poland rose by 3.0% when compared with the previous year. 15.7 million tourists visited Poland. In 2006 Poles participated in 7.3 million tourist trips abroad, 18% more than in 2005.(3)

(1) Dane GUS | Data of the Central Statistical Office, (2) Dane Eurostat i PAIiIZ | Eurostat data and PAIiIZ, (3) Dane Instytutu Turystyki | Institute of Tourism data

Konkurencja | Competition

» Hotele
Rok 2006 charakteryzował się mniejszym tempem przyrostu pokoi hotelowych konkurencyjnych sieci w porównaniu z latami poprzednimi.

Hotels
2006 saw a slowdown in the growth of the number of hotel rooms made available by competitor hotel brands, when compared with previous years. □

» Biura podróży
Rynek biur podróży jest wysoce rozdrobniony. Orbis Travel jest największym w Polsce organizatorem turystyki przyjazdowej i zajmuje czwartą pozycję touroperatora wyjazdowego.

Tourist offices
The tourist office market is highly unconsolidated. Orbis Travel is the largest Polish incoming tourist office and the fourth largest outgoing tour-operator. □

» Transport autokarowy
Udział Orbis Transport w rynku przewozów autokarowych różni się w zależności od kraju docelowego podróż-nych. Konkurentami Spółki są zarówno inni przewoźnicy autokarowi, jak i tanie linie lotnicze.

Coach transport
The share of Orbis Transport in the overall coach transport market varies according to the passenger's country of destination. Business competitors include other coach companies and the growing low-cost airline industry. □

» Wynajem i leasing samochodów
Prowadzony w Polsce przez Orbis Transport Hertz Rent-a-Car posiada 30 proc. udziału w rynku wynajmu dla firm, zajmując tym samym pozycję lidera. Udział Hertz Lease w rynku usług zarządzania flotą wynosi 4 proc. Firma należy do pierwszej dziesiątki w tej dynamicznie rozwijającej się działalności.

Car hire and leasing
Hertz Rent-a-Car, which is operated in Poland by Orbis Transport, holds a 30% share of the business rental market making it at the same time the industry leader. The share of Hertz Lease in the car fleet management market stands at 4%. The company is ranked in the top ten companies in this rapidly growing bussiness. □

Udziały w rynku grupy hotelowej* | Hotel group market share*



43%
Szczecin
60%
Poznań
42%
Gdańsk, Gdynia, Sopot
45%
Wrocław
43%
Katowice
42%
Warszawa
31%
Kraków

*średnia liczba pokoi dostępnych za okres I-XII 2006 r.
*average no. of rooms available for the period I-XII 2006

4. Linie lotnicze w połączeniach z Polską przewiozły ponad 14 mln pasażerów (+36 proc.), w tym liczba pasażerów korzystających z tanich linii lotniczych wzrosła o 100 proc. do 6,5 mln osób. Udział tanich linii lotniczych w ogólnej liczbie pasażerów wzrósł z 31,4 proc. w 2005 roku do 46,2 proc. w 2006.(4) | Airlines flying to and from Poland carried over 14 million passengers (an annual increase of 36%), while the number of passengers flying with low-cost airlines rose by 100% to 6.5 million. The share of total passengers carried by low-cost airlines rose from 31.4% in 2005, to 46.2% in 2006.(4)

5. Średni roczny kurs euro do złotego wyniósł 3,8951 i był o 3,2 proc. słabszy od kursu w roku 2005. Umocnianie się złotego jest niekorzystne dla hoteli publikujących ceny w euro, ale ze względu na silny popyt na usługi hotelarskie nie miało ono zbyt negatywnego wpływu na realizowane przychody.(5) | The average annual exchange rate of the Polish Złoty against the EURO stood at 3.8951, a fall of 3.2% when compared with 2005. The strengthening of the Złoty is not favorable for hotels that publish their price lists in EUROs, however owing to strong demand for hotel services, this did not have any significant negative impact on revenues.(5) □

(4) Dane Urzędu Lotnictwa Cywilnego | Civil Aviation Office data, (5) Dane NBP | National Bank of Poland data

GRUPA HOTELOWA ORBIS
THE ORBIS HOTEL GROUP

YIELD MANAGEMENT - TECHNIKA ZARZĄDZANIA DOSTĘPNOŚCIĄ CEN I POKOI PRZYNIOSŁA ISTOTNĄ POPRAWĘ WYNIKÓW OPERACYJNYCH

YIELD MANAGEMENT - - THE MANAGEMENT OF ACCESSIBLE PRICES AND ROOMS BROUGHT ABOUT A SIGNIFICANT IMPROVEMENT IN OPERATING RESULTS

Grupa Hotelowa Orbis osiągnęła w 2006 roku bardzo dobre wyniki operacyjne. Silny wzrost średniej ceny za pokój (ARR) zrealizowały hotele Orbis SA, przede wszystkim dzięki zwiększeniu popytu ze strony klientów biznesowych. Frekwencja wzrosła w hotelach obydwu spółek. Wysoki wzrost przychodu na jeden dostępny pokój (RevPAR) odnotowały zarówno hotele o wyższym standardzie należące do Orbis SA, jak i te o niższym standardzie, operowane przez spółkę Hekon-Hotele Ekonomiczne. Niższa liczba sprzedanych pokojonocy była spowodowana wyłączeniem z eksploatacji kilku hoteli pod koniec 2005 roku i otwarciem nowych obiektów pod koniec 2006 roku. □

WYNIKI OPERACYJNE 2006 WG SPÓŁEK
2006 OPERATING RESULTS BY COMPANY

Hotele Hotels	Frekwencja (%) Occupancy (%)	Średnia cena za pokój (ARR) (zł) Average Daily Rate (ARR) (PLN)	Przychód na jeden dostępny pokój (RevPAR) (zł) Revenue per Available Room (RevPAR) (PLN)	Liczba sprzedanych pokojonocy No. of roomnights sold
Grupa Hotelowa Orbis Orbis Hotel Group	**52,5%** (+2 pkt % | pp)	**206,9** (+8,4%)	**108,6** (+12,3%)	**2 077 227** (-0,2%)
W tym | Including:				
Orbis SA	**49,6%** (+1,2 pkt % | pp)	**206,2** (+9,6%)	**102,4** (+12,3%)	**1 684 873** (-2,6%)
Hekon-Hotele Ekonomiczne SA	**69,4%** (+5,6 pkt % | pp)	**210,3** (+1,3%)	**145,8** (+10,0%)	**392 354** (+11,3%)

» Orbis Travel

Orbis Travel odnotował bardzo dobry rok w turystyce wyjazdowej, szczególnie w zakresie sprzedaży wycieczek zagranicznych z katalogów własnych. Spadek liczby osób odwiedzających Polskę z Orbis Travel wynikał przede wszystkim z rozwoju Internetu i samodzielnego planowania podróży przez turystów. | Orbis Travel saw a very good year for foreign tourism, in particular for sales of holidays abroad from its own-brand catalogues. A fall in the number of tourists visiting Poland with Orbis Travel was principally the result of increased use of the internet and independent holiday travel plans by tourists. □

WYCIECZKI SPRZEDANE* HOLIDAYS SOLD*



23,5
Czartery Travel Time (+62%)
Travel Time charter holidays (+62%)
14,5
Oferta Centrum Turystyki Autokarowej (+12%)
Coach Tours Centre Offers (+12%)
12,6
Czartery Świat Wakacji (+22%)
Świat Wakacji charter holidays (+22%)

*z katalogów własnych Orbis Travel w 2006 r. (w tys. miejsc)
*through Orbis Travel own-brand catalogues in 2006 (,000 bookings)

The Orbis Hotel Group achieved excellent operating results in 2006. Strong growth in the average daily room rate (ARR) was realised by Orbis S.A. hotels principally as a result of increased demand from corporate clients. The room occupancy rate rose for hotels belonging to both companies. The RevPAR rate - i. e. the revenue per available room - saw a steep increase for higher standard Orbis S.A. hotels, as well as for lower standard hotels operated by Hekon-Hotele Ekonomiczne. The lower number of roomnights sold was the result of the closure of several hotels towards the end of 2005, and the opening of new hotels at the end of 2006. □

Wyniki operacyjne 2006 wg standardu
Operating results by standard



zł
%
400
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
335
54,1%
181,6
206
50,4%
103,8
69,7%
188,5
131,3
Wyższy standard
Higher standard
Średni standard
Average standard
Ekonomiczny standard
Economy standard
Frekwencja (%)
Occupancy (%)
Średnia cena
za pokój (ARR) (zł)
Average Room
Rate (ARR) (PLN)
Przychód na jeden dostępny
pokój (RevPAR) (zł)
Revenue per Available Room
(RevPAR) (PLN)



Struktura sprzedaży pokojonocy
Roomnights sales structure



-2,6 pkt % | pp
+2,6 pkt % | pp
Cudzoziemcy
Foreign clients
60%
Polacy
Local clients
40%
+4,0 pkt % | pp
-4,0 pkt % | pp
Klienci biznesowi
Business travellers
62%
Turyści
Tourists
38%
0
20
40
60
80
100

» Orbis Transport

Dla Orbis Transport 2006 to rok narastającej konkurencji w segmencie przewozów autokarowych zarówno ze strony tanich linii lotniczych, jak i innych przewoźników. Jednocześnie silny wzrost gospodarczy i rozwój połączeń lotniczych do Polski bardzo pozytywnie wpłynęły na wyniki wypracowane przez Hertz Rent-a-Car i Hertz Lease. | For Orbis Transport, 2006 was a year of increasing competition in the coach transport industry, both from low-cost airlines and other coach operators. At the same time, strong economic growth and increasing numbers of flights to Poland have had a very positive impact on results by Hertz Rent-a-Car and Hertz Lease. □



Orbis Transport

Wyniki skonsolidowane Grupy Kapitałowej Orbis

Consolidated results of the Orbis Group

» Orbis SA wypracowuje największy udział w wynikach Grupy Orbis: 55 proc. przychodów ze sprzedaży i 72 proc. EBITDA.

Orbis SA is the largest contributor to the Orbis Group financial results, both in terms of sales revenues (55%) and EBITDA (72%).

Grupa Kapitałowa Orbis wypracowała 1 057 104 tys. zł przychodów ze sprzedaży usług (+6,4 proc.), EBIT wysokości 127 788 tys. zł (-4 proc.) oraz EBITDA 280 531 tys. zł (+2,5 proc.) Aktualizacja wartości niefinansowych aktywów trwałych wyniosła 27 041 tys. zł wobec 67 363 tys. zł. Skorygowane o tę pozycję EBIT i EBITDA Grupy wyniosły odpowiednio 100 747 tys. zł (+53,3 proc.) oraz 253 490 tys. zł (+22,8 proc.). Skonsolidowany zysk netto osiągnięty został na poziomie 88 888 tys. zł (-6,6 proc.). □

The Orbis group generated 1 057 104 PLN thousand in sales revenues from services (6.4%), EBIT totalling 127 788 thousand PLN (-4.0%) and EBITDA of 280 531 thousand PLN (+2.5%). Reverse of provision for non-financial fixed assets stood at 27 041 thousand PLN vs. 67 363 thousand PLN. Adjusted Group EBIT and EBITDA amounted to 100 747 thousand PLN (+53.3%) and 253 490 thousand PLN (+22.8%) respectively. Consolidated net profit generated totalled 88 888 thousand PLN (-6.6%). □



Na wyniki Grupy Orbis w 2006 roku istotnie wpłynęły następujące zdarzenia: | The following events had a significant effect on Orbis Group results in 2006:

1. Wzrost marży brutto wynikający z szybszego wzrostu przychodów ze sprzedaży w porównaniu z kosztami sprzedaży. | An increase in gross margins being the result of stronger performance of sales revenues against cost of sales.
2. Duży spadek pozycji „aktualizacja wartości niefinansowych aktywów trwałych". | A considerable fall in reverse of provision for non-financial fixed assets.
3. Sprzedaż hotelu Monopol we Wrocławiu. | The sale of the Monopol hotel in Wrocław.
4. Koszty i rezerwy związane z restrukturyzacją zatrudnienia w Orbis SA. | Costs and provisions in Orbis SA connected with workforce restructuring.

Analiza wskaźnikowa Grupa Orbis i Orbis SA
Orbis Group and Orbis SA financial ratios

	Grupa Orbis | Orbis Group		Orbis SA	
	2006	zmiana | change	**2006**	zmiana | change
Wskaźniki aktywności | Asset ratios				
Szybkość obrotu należności | Receivables turnover	**21** dni | days	**+2** dni | days	**14** dni | days	**+2** dni | days
Szybkość obrotu zapasów | Inventory turnover	**4** dni | days	**-1** dzień | day	**4** dni | days	**- 2** dni | days
Wskaźniki rentowności | Profitability ratios				
Rentowność sprzedaży netto | Net profitability of sales	**8,40%**	**-1,1** pkt % | pp	**10,7%**	**-3,7** pkt % | pp
Rentowność sprzedaży brutto | Gross margin	**10,70%**	**-1,4** pkt % | pp	**12,6%**	**-4,6** pkt % | pp
Ogólna rentowność kapitału | Return on capital employed	**5,50%**	**-0,6** pkt % | pp	**4,1%**	**-1,3** pkt % | pp
Wskaźniki zadłużenia | Liability ratios				
Stopa zadłużenia | Gearing	**27%**	**-1** pkt % | pp	**28%**	**+1** pkt % | pp
Szybkość obrotu zobowiązań | Payables turnover	**29** dni | days	**+4** dni | days	**29** dni | days	**+10** dni | days
Wskaźniki płynności | Liquidity ratios				
Wskaźnik płynności I | Current ratio	**0,8**	**-0,4**	**0,5**	**-0,1**
Wskaźnik płynności II | Quick ratio	**0,8**	**-0,3**	**0,5**	**-0,1**

Wyniki finansowe spółek Grupy Orbis w 2006 roku
Financial results for Orbis Group companies in 2006

	Przychody ze sprzedaży Net Sales Revenues	EBIT *EBIT skorygowany* EBIT *EBIT adjusted*	EBITDA *EBITDA skorygowana* EBITDA *EBITDA adjusted*	Zysk netto Net profit
Orbis SA	**590 011** (+1,9%)	**94 968** (-19,7%) *67 927 (+33,5%)*	**204 761** (-6,5%) *177 720 (+17,2%)*	**63 095** (-24,2%)
Hekon-Hotele Ekonomiczne SA	**117 302** (+14,6%)	**44 318** (+53,5%)	**53 885** (+39,4%)	**35 852** (+54,3%)
Grupa PBP Orbis | PBP Orbis Group	**214 460** (+9,9%)	**1 631** (-9,6%)	**4 493** (-5,4%)	**934** (-8,7%)
Grupa Orbis Transport | Orbis Transport Group	**166 270** (+2,1%)	**8 658** (+34,5%)	**37 816** (+17,4%)	**1 928** (-21,8%)
UAB Hekon	**12 182** (12,4%)	**423** (+138%)	**1 785** (+622%)	**181** (+108%)
Orbis Kontrakty*	**9 560**	**8 695**	**8 707**	**7 056**
korekty konsolidacyjne | consolidation corrections	**-45 275**	**-30 905**	**-30 916**	**-20 158**
Grupa Orbis | Orbis Group	**1 064 510** (+5,9%)	**127 788** (-4,0%) *100 747 (+53,3%)*	**280 531** (+2,5%) *253 490 (+22,8%)*	**88 888** (-6,6%)

* Wyniki spółki Orbis Kontrakty są konsolidowane od początku 2006 roku.
*Results of the Orbis Kontrakty company are consolidated from the beginning of 2006.

Opinia niezależnego biegłego rewidenta dla Akcjonariuszy i Rady Nadzorczej Orbis S.A.

Przeprowadziliśmy badanie załączonego sprawozdania finansowego Orbis S.A. (zwanej dalej „Spółką") z siedzibą w Warszawie przy ulicy Brackiej 16, obejmującego:

(a) bilans sporządzony na dzień 31 grudnia 2006 r., który po stronie aktywów oraz kapitału własnego i zobowiązań wykazuje sumę 2.190.171 tys. zł;

(b) rachunek zysków i strat za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. wykazujący zysk netto w kwocie 63.095 tys. zł;

(c) zestawienie zmian w kapitale własnym za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. wykazujące zwiększenie kapitału własnego o kwotę 47.428 tys. zł;

(d) rachunek przepływów pieniężnych za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. wykazujący wpływy pieniężne netto w kwocie 17.007 tys. zł;

(e) informację dodatkową o przyjętych zasadach rachunkowości oraz inne informacje objaśniające.

Za sporządzenie zgodnego z obowiązującymi przepisami sprawozdania finansowego oraz sprawozdania z działalności odpowiedzialny jest Zarząd Spółki. Naszym zadaniem było wyrażenie opinii o sprawozdaniu finansowym na podstawie przeprowadzonego badania.

Badanie przeprowadziliśmy stosownie do obowiązujących na terytorium Rzeczypospolitej Polskiej:

(a) przepisów rozdziału 7 Ustawy z dnia 29 września 1994 r. o rachunkowości („Ustawa" - Dz. U. z 2002 r. Nr 76 poz. 694 z późniejszymi zmianami);

(b) norm wykonywania zawodu biegłego rewidenta, wydanych przez Krajową Radę Biegłych Rewidentów w Polsce.

Badanie zostało zaplanowane i przeprowadzone tak, aby uzyskać wystarczającą pewność, że sprawozdanie finansowe nie zawiera istotnych błędów i przeoczeń. Badanie obejmowało między innymi sprawdzenie, na podstawie wybranej próby, dowodów potwierdzających kwoty i informacje wykazane w sprawozdaniu finansowym. Badanie obejmowało również ocenę zasad rachunkowości stosowanych przez Spółkę oraz istotnych oszacowań dokonywanych przy sporządzeniu sprawozdania finansowego, a także ogólną ocenę jego prezentacji. Uważamy, że nasze badanie stanowiło wystarczającą podstawę dla wyrażenia opinii.

Informacje zawarte w sprawozdaniu z działalności Spółki za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. uwzględniają postanowienia Rozporządzenia Ministra Finansów z dnia 19 października 2005 r. w sprawie informacji bieżących i okresowych przekazywanych przez emitentów papierów wartościowych i są zgodne z informacjami zawartymi w zbadanym sprawozdaniu finansowym.

Nasza opinia z badania sprawozdania finansowego za rok obrotowy od 1 stycznia do 31 grudnia 2005 r. zawierała zastrzeżenia w odniesieniu do sposobu ujęcia praw wieczystego użytkowania gruntów oraz nieuwzględnienia indywidualnej sytuacji ekonomicznej niektórych hoteli przy określaniu wartości odzyskiwalnej rzeczowych aktywów trwałych. Obecny status tych kwestii został przedstawiony poniżej.

Jak przedstawiono w nocie 1.2, Zarząd Spółki rozważył różne interpretacje MSR 17 i uznał, że prawa wieczystego użytkowania gruntów otrzymane nieodpłatnie podczas prywatyzacji Spółki w 1990 r. jako część przejmowanych nieruchomości powinny być ujęte w bilansie na dzień przejścia na Międzynarodowe Standardy Sprawozdawczości Finansowej w wartości ustalonej w wyniku niezależnej wyceny. Na dzień 31 grudnia 2006 r. wartość bilansowa tych praw wynosiła 386 mln zł. Naszym zdaniem, zgodnie z MSR 17, prawa te powinny być klasyfikowane jako leasing operacyjny i wykazywane pozabilansowo z uwagi na fakt, że tytuł własności gruntów nie przechodzi na Spółkę po zakończeniu umowy. Gdyby prawa wieczystego użytkowania gruntów otrzymanych nieodpłatnie nie zostały ujęte w bilansie, to wynik finansowy, po uwzględnieniu wpływu podatku odroczonego, za lata zakończone 31 grudnia 2005 r. i 31 grudnia 2006 r. byłby wyższy odpowiednio o 12 mln zł i 6 mln zł. Ponadto Spółka ujęła jako rzeczowy majątek trwały prawo wieczystego użytkowania gruntów nabyte odpłatnie o wartości 16 mln zł. Naszym zdaniem, prawo to również powinno być zaklasyfikowane jako leasing operacyjny zgodnie z MSR 17, a wartość dokonanej płatności wykazana jako długoterminowe rozliczenia międzyokresowe i rozliczana w czasie.

Na dzień 31 grudnia 2006 r. Spółka ujęła wyniki przeprowadzonych testów na utratę wartości hoteli, uwzględniając ich indywidualną sytuację ekonomiczną. W rezultacie, naszym zdaniem, wartość nieruchomości hotelowych na dzień 31 grudnia 2006 r. odzwierciedla ich wartość odzyskiwalną. Jednakże, przy określaniu wartości odzyskiwalnej rzeczowego majątku trwałego ujętej w sprawozdaniu finansowym za rok zakończony 31 grudnia 2005 r. indywidualna sytuacja ekonomiczna niektórych hoteli nie została w pełni odzwierciedlona w wycenie. Gdyby indywidualna sytuacja ekonomiczna hoteli została w pełni odzwierciedlona w ich wycenie na dzień 31 grudnia 2005 r., to wynik finansowy, po uwzględnieniu wpływu podatku odroczonego, za rok zakończony 31 grudnia 2005 r., prezentowany w załączonym sprawozdaniu finansowym jako dane porównawcze, byłby niższy o 32 mln zł, natomiast zyski zatrzymane na dzień 1 stycznia 2005 r. byłyby wyższe o 37 mln zł.

Naszym zdaniem, poza wpływem kwestii opisanych powyżej, załączone sprawozdanie finansowe we wszystkich istotnych aspektach:

(a) zostało sporządzone na podstawie prawidłowo prowadzonych ksiąg rachunkowych;

(b) jest zgodne w formie i treści z obowiązującymi Spółkę przepisami prawa oraz statutem Spółki;

(c) przedstawia rzetelnie i jasno sytuację majątkową i finansową Spółki na dzień 31 grudnia 2006 r. oraz wynik finansowy za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. zgodnie z Międzynarodowymi Standardami Sprawozdawczości Finansowej zatwierdzonymi przez Unię Europejską.

Działający w imieniu PricewaterhouseCoopers Sp. z o.o. i przeprowadzający badanie:

Andrzej J. Konopacki
Członek Zarządu
Biegły Rewident
Numer ewidencyjny 1750/287

Spółka wpisana na listę podmiotów uprawnionych do badania sprawozdań finansowych pod numerem 144

Warszawa, 27 kwietnia 2007 r.

Registered Auditor's Opinion
To the Shareholders and the Supervisory Board of Orbis S.A.

We have audited the accompanying financial statements of Orbis S.A. (hereinafter called the Company), Warsaw, ul. Bracka 16, which comprise:

(a) the balance sheet as at 31 December 2006, showing total assets and total equity and liabilities of PLN 2,190,171 thousand;

(b) the income statement for the year ended 31 December 2006, showing a net profit of PLN 63,095 thousand;

(c) the statement of changes in equity for the year ended 31 December 2006, showing an increase in equity of PLN 47,428 thousand;

(d) the cash flow statement for the year ended 31 December 2006, showing a net increase in cash and cash equivalents of PLN 17,007 thousand;

(e) additional information on adopted accounting policies and other explanatory notes.

The Company's Management Board is responsible for preparing the financial statements and Directors" Report in accordance with applicable regulations. Our responsibility was to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, Journal of Laws of 2002, No. 76, item 694 with further amendments, hereinafter called the Act);

(b) auditing standards issued by the National Council of Registered Auditors in Poland.

Our audit was planned and performed to obtain reasonable assurance that the financial statements were free of material misstatements and omissions. The audit included examining, on a test basis, accounting documents and entries supporting the amounts and disclosures in the financial statements. The audit also included an assessment of the accounting policies applied by the Company and significant estimates made in the preparation of the financial statements as well as an evaluation of the overall presentation thereof. We believe that our audit provides a reasonable basis for our opinion.

The information in the Directors" Report for the year ended 31 December 2006 has been prepared in accordance with the provisions of the Decree of the Minister of Finance dated
19 October 2005 concerning the publication of current and periodic information by issuers of securities and is consistent with the information presented in the audited financial statements.

Our audit opinion on the financial statements for the year ended 31 December 2005 was qualified in respect of the recognition of perpetual usufruct rights in the balance sheet and the incompleteness of the property, plant and equipment impairment test performed. The current situation is set out below.

As set out in note 1.2., Management considered different interpretations of IAS 17 and concluded that the rights to perpetual usufructs of land received during the Company's privatisation in 1990, as part of the hotel properties, should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 31 December 2006, the value of these rights amounted to PLN 386 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as the title to their ownership does not pass to the Company after the lease agreements expire. Had these rights to the perpetual usufruct of land not been recognised in the balance sheet, the profit, net of deferred tax, for the years ended 31 December 2005 and 31 December 2006 would have been higher by PLN 12 million and PLN 6 million respectively. Moreover, the Company recognized the rights to the perpetual usufructs of land acquired for consideration, with a value of PLN 16 million, as property, plant and equipment. In our opinion, these rights should also be classified as operating leases in accordance with IAS 17 and the value of the consideration paid should be presented as long-term prepayments and amortized over the lease term.

As at 31 December 2006 the Company accounted for the results of impairment tests carried out on its hotels taking into account their individual economic situation. As a result, in our opinion, the value of hotel properties as at 31 December 2006 reflects their recoverable amount. However, the recoverable amount of property, plant and equipment presented in the financial statements for the year ended 31 December 2005, did not fully reflect the individual economic situation at a number of locations. Had the individual economic situation of each location been reflected in the impairment test carried out as at 31 December 2005, the results, net of deferred tax, for the year ended 31 December 2005, presented as comparatives in the accompanying financial statements, would be lower by approximately PLN 32 million and the retained earnings as at 1 January 2005 would be higher by PLN 37 million.

In our opinion, except for the impact of the matters described above, the accompanying financial statements, in all material respects:

(a) have been prepared on the basis of properly maintained consolidation documentation;

(b) comply in form and content with the applicable laws;

(c) give a true and fair view of the Company's financial position as at 31 December 2006 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki Board Member Registered Auditor No. 1750/287	Registered Audit Company No. 144

Warsaw, 27 April 2007

BILANS
BALANCE SHEET

Aktywa | Assets	**2006**	**2005**
Aktywa trwałe | Non-current assets	**2 033 051**	**1 963 978**
Rzeczowe aktywa trwałe | Property, plant and equipment	1 499 872	1 447 888
Wartości niematerialne | Intangible assets	1 052	1 996
Inwestycje w jednostkach zależnych i stowarzyszonych | Investment in subsidiaries and associates	470 085	470 085
Aktywa finansowe dostępne do sprzedaży | Available-for-sale financial assets	31	31
Inne aktywa finansowe | Other financial assets	0	242
Nieruchomości inwestycyjne | Investment property	61 459	43 184
Inne inwestycje długoterminowe | Other long-term investments	552	552
Aktywa obrotowe | Current assets	**157 120**	**136 106**
Zapasy | Inventories	4 937	5 695
Należności handlowe | Trade receivables	23 023	17 364
Należności z tytułu podatku dochodowego | Income tax receivables	786	4 770
Należności krótkoterminowe inne | Other short-term receivables	75 124	52 075
Aktywa finansowe wyceniane według wartości godziwej przez rachunek zysków i strat | Financial assets at fair value through profit or loss	0	19 959
Środki pieniężne i ich ekwiwalenty | Cash and cash equivalents	53 250	36 243
Aktywa razem | Total assets	**2 190 171**	**2 100 084**

Pasywa | Shareholders Equity and Liabilities	**2006**	**2005**
Kapitał własny | Shareholders' equity	1 576 850	1 529 422
Kapitał zakładowy | Share capital	517 754	517 754
Pozostałe kapitały | Other capital	133 333	133 333
Zyski zatrzymane | Retained earnings	925 763	878 335
Zobowiązania długoterminowe | Non-current liabilities	**325 929**	**341 231**
Kredyty i pożyczki | Borrowings	225 305	234 717
Rezerwa z tytułu odroczonego podatku dochodowego | Deferred income tax liability	69 855	73 889
Rezerwa na świadczenia emerytalne i podobne | Provision for pension and similar benefits	30 769	32 374
Rezerwy na zobowiązania | Provisions for liabilities	0	251
Zobowiązania krótkoterminowe | Current liabilities	**287 392**	**229 431**
Kredyty i pożyczki, w tym: | Borrowings, of which:	184 297	40 835
- pożyczki od jednostek powiązanych | borrowings from related entities	142 804	0
Zobowiązania handlowe | Trade payables	54 183	37 294

	2006	2005
Zobowiązania z tytułu podatku dochodowego | Current income tax liabilities	1 170	0
Zobowiązania krótkoterminowe inne, w tym: | Other current liabilities, of which:	36 385	143 131
- zobowiązania wobec jednostek zależnych z tytułu emisji dłużnych papierów wartościowych | liabilities to subsidiaries related to debt securities issued	0	110 518
Rezerwa na świadczenia emerytalne i podobne | Provision for pension and similar benefits	4 769	4 383
Rezerwy na zobowiązania | Provisions for liabilities	6 588	3 788
PASYWA RAZEM | TOTAL EQUITY ANDLIABILITES	**2 190 171**	**2 100 084**

RACHUNEK ZYSKÓW I STRAT
INCOME STATEMENT

	2006	2005
Przychody netto ze sprzedaży usług | Net sales of services	586 965	571 572
Przychody netto ze sprzedaży innych produktów, towarów i materiałów | Net sales of products, merchandise and raw materials	3 046	7 329
Koszt własny sprzedaży | Cost of services, products, merchandise and raw materials sold	(432 863)	(433 628)
ZYSK BRUTTO ZE SPRZEDAŻY | GROSS PROFIT ON SALES	**157 148**	**145 273**
Pozostałe przychody operacyjne | Other operating income	69 128	61 119
Koszty sprzedaży i marketingu | Distribution & marketing expenses	(41 339)	(41 152)
Koszty ogólnego zarządu | Overheads & administrative expenses	(99 123)	(98 641)
Pozostałe koszty operacyjne | Other operating expenses	(17 887)	(15 770)
Aktualizacja wartości niefinansowych aktywów trwałych | Net impairment reversal	27 041	67 429
ZYSK Z DZIAŁALNOŚCI OPERACYJNEJ | OPERATING PROFIT	**94 968**	**118 258**
Przychody finansowe | Finance income	48	248
Koszty finansowe | Finance expenses	(20 601)	(18 755)
ZYSK PRZED OPODATKOWANIEM | PROFIT BEFORE TAX	**74 415**	**99 751**
Podatek dochodowy | Income tax expense	(11 320)	(16 533)
ZYSK NETTO ZA ROK OBROTOWY | NET PROFIT FOR THE YEAR	**63 095**	**83 218**

	2006	2005
ZYSK NA JEDNĄ AKCJĘ ZWYKŁĄ (W ZŁ) | EARNINGS PER ORDINARY SHARE (IN PLN)		
Podstawowy/rozwodniony zysk na akcję | Basic/diluted earnings per share attributable to the equity holders of the Company	1,37	1,81

CAŁOŚĆ ZYSKU ZA ROK DOTYCZY DZIAŁALNOŚCI KONTYNUOWANEJ | TOTAL PROFIT FOR THE YEAR RELATES TO CONTINUED OPERATIONS

RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH
CASH FLOW STATEMENT

DZIAŁALNOŚĆ OPERACYJNA | OPERATING ACTIVITIE	2006	2005
ZYSK PRZED OPODATKOWANIEM | PROFIT BEFORE TAX	**74 415**	**99 751**
KOREKTY: | ADJUSTMENTS:	**45 359**	**(26 457)**
Amortyzacja | Depreciation and amortization	109 793	100 733
Zyski z tytułu różnic kursowych | Gain on foreign exchange differences	0	(10 877)
Odsetki | Interest	(4 357)	(7 495)
Zysk z tytułu działalności inwestycyjnej | Profit on investing activities	(36 852)	(21 749)
Zmiana stanu należności | Change in receivables	(7 820)	(8 898)
Zmiana stanu zobowiązań krótkoterminowych, z wyjątkiem pożyczek i kredytów | Change in current liabilities, excluding borrowings	9 410	5 409
Zmiana stanu rezerw | Change in provisions	1 330	(33 423)
Zmiana stanu zapasów | Change in inventories	758	2 782
Inne korekty | Other adjustments	(26 903)	(52 939)
PRZEPŁYWY PIENIĘŻNE Z DZIAŁALNOSCI OPERACYJNEJ | CASH FROM OPERATING ACTIVITIES	**119 774**	**73 294**
Podatek dochodowy zapłacony | Income tax paid	(10 037)	(2 665)
PRZEPŁYWY PIENIĘŻNE NETTO Z DZIAŁALNOŚCI OPERACYJNEJ | NET CASH FLOW FROM OPERATING ACTIVITIES	**109 737**	**70 629**

DZIAŁALNOŚĆ INWESTYCYJNA | INVESTING ACTIVITIES

	2006	2005
Przychody ze sprzedaży rzeczowych aktywów trwałych oraz wartości niematerialnych | Proceeds from sale of property, plant and equipment and intangible assets	41 801	31 757
Przychody ze sprzedaży inwestycji w nieruchomości | Proceeds from sale of investment property	0	1 700
Przychody ze sprzedaży udziałów w jednostkach powiązanych | Proceeds from sale of shares in related entities	0	2 015
Przychody ze sprzedaży krótkoterminowych papierów wartościowych | Proceeds form sale of short-term securities	245 416	590 680
Przychody z tytułu odsetek | Interest received	1 955	2 037
Dywidendy i udziały w zyskach | Dividends received	22 079	16 607
Inne wpływy z aktywów finansowych | Loans repayments received from related parties	20 217	2 956
Wydatki na rzeczowe aktywa trwałe i wartości niematerialne | Purchase of property, plant and equipment and intangible assets	(154 371)	(81 394)
Wydatki na nabycie udziałów w podmiotach powiązanych | Purchase of related entities	(13 838)	(80)
Wydatki na nabycie krótkoterminowych papierów wartościowych | Purchase of short-term securities	(225 110)	(560 195)
Udzielenie pożyczek | Loans granted to related parties	(18 400)	(12 616)
Inne wydatki inwestycyjne | Other investing cash flow	0	(15)
PRZEPŁYWY PIENIĘŻNE NETTO Z DZIAŁALNOŚCI INWESTYCYJNEJ | NET CASH USED IN INVESTING ACTIVITIES	**(80 251)**	**(6 548)**

DZIAŁALNOŚĆ FINANSOWA | FINANCING ACTIVITIES

	2006	2005
Zaciągnięcie kredytów i pożyczek | Proceeds form borrowings	62 000	274 339
Spłaty kredytów i pożyczek | Repayment of borrowings	(39 593)	(244 165)
Spłata odsetek | Interest payment	(18 760)	(15 211)
Dywidendy i inne wypłaty na rzecz właścicieli | Dividends paid to Shareholders	(15 667)	(15 666)
Płatności z tytułu rozliczenia instrumentu finansowego | Settlemant of financial instruments	0	(37 438)
Inne wydatki finansowe | Other financial cash flow	(459)	(1 250)
PRZEPŁYWY PIENIĘŻNE NETTO Z DZIAŁALNOŚCI FINANSOWEJ | NET CASH USED IN FINANCING ACTIVITIES	**(12 479)**	**(39 391)**
ZMIANA STANU ŚRODKÓW PIENIĘŻNYCH I ICH EKWIWALENTÓW | CHANGE IN CASH AND CASH EQUIVALENTS	**17 007**	**24 690**
ŚRODKI PIENIĘŻNE NA POCZĄTEK OKRESU | CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	**36 243**	**11 553**
ŚRODKI PIENIĘŻNE NA KONIEC OKRESU | CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	**53 250**	**36 243**

Opinia niezależnego biegłego rewidenta
Dla Akcjonariuszy i Rady Nadzorczej Orbis S.A.

Przeprowadziliśmy badanie załączonego skonsolidowanego sprawozdania finansowego Grupy Kapitałowej Orbis (zwanej dalej „Grupą"), w której jednostką dominującą jest Orbis S.A. („Jednostka dominująca") z siedzibą w Warszawie przy ulicy Brackiej 16, obejmującego:

(a) skonsolidowany bilans sporządzony na dzień 31 grudnia 2006 r., który po stronie aktywów oraz kapitału własnego i zobowiązań wykazuje sumę 2.265.052 tys. zł;

(b) skonsolidowany rachunek zysków i strat za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. wykazujący zysk netto w kwocie 88.888 tys. zł;

(c) skonsolidowane zestawienie zmian w kapitale własnym za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. wykazujące zwiększenie kapitału własnego o kwotę 73.266 tys. zł;

(d) skonsolidowany rachunek przepływów pieniężnych za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. wykazujący wpływy pieniężne netto w kwocie 25.706 tys. zł;

(e) informację dodatkową o przyjętych zasadach rachunkowości oraz inne informacje objaśniające.

Za sporządzenie zgodnego z obowiązującymi przepisami skonsolidowanego sprawozdania finansowego oraz sprawozdania z działalności Grupy odpowiedzialny jest Zarząd Jednostki dominującej. Naszym zadaniem było wyrażenie opinii o skonsolidowanym sprawozdaniu finansowym na podstawie przeprowadzonego badania.

Badanie przeprowadziliśmy stosownie do obowiązujących na terytorium Rzeczypospolitej Polskiej:

(a) przepisów rozdziału 7 Ustawy z dnia 29 września 1994 r. o rachunkowości („Ustawa" - Dz. U. z 2002 r. Nr 76 poz. 694 z późniejszymi zmianami);

(b) norm wykonywania zawodu biegłego rewidenta, wydanych przez Krajową Radę Biegłych Rewidentów w Polsce.

Badanie zostało zaplanowane i przeprowadzone tak, aby uzyskać wystarczającą pewność, że skonsolidowane sprawozdanie finansowe nie zawiera istotnych błędów i przeoczeń. Badanie obejmowało między innymi sprawdzenie, na podstawie wybranej próby, dowodów potwierdzających kwoty i informacje wykazane w skonsolidowanym sprawozdaniu finansowym. Badanie obejmowało również ocenę zasad rachunkowości stosowanych przez Grupę oraz istotnych oszacowań dokonywanych przy sporządzeniu skonsolidowanego sprawozdania finansowego, a także ogólną ocenę jego prezentacji. Uważamy, że nasze badanie stanowiło wystarczającą podstawę dla wyrażenia opinii.

Informacje zawarte w sprawozdaniu z działalności Grupy uwzględniają postanowienia Rozporządzenia Ministra Finansów z dnia 19 października 2005 r. w sprawie informacji bieżących i okresowych przekazywanych przez emitentów papierów wartościowych i są zgodne z informacjami zawartymi w zbadanym skonsolidowanym sprawozdaniu finansowym.

Nasza opinia z badania skonsolidowanego sprawozdania finansowego za rok obrotowy od 1 stycznia do 31 grudnia 2005 r. zawierała zastrzeżenia w odniesieniu do sposobu ujęcia praw wieczystego użytkowania gruntów, klasyfikacji umów leasingu oraz nieuwzględnienia indywidualnej sytuacji ekonomicznej niektórych hoteli przy określaniu wartości odzyskiwalnej rzeczowych aktywów trwałych. Obecny status tych kwestii został przedstawiony poniżej.

Jak przedstawiono w nocie 1.2, Zarząd Jednostki dominującej rozważył różne interpretacje MSR 17 i uznał, że prawa wieczystego użytkowania gruntów otrzymane nieodpłatnie podczas prywatyzacji Grupy w 1990 r. jako część przejmowanych nieruchomości powinny być ujęte w bilansie na dzień przejścia na Międzynarodowe Standardy Sprawozdawczości Finansowej w wartości ustalonej w wyniku niezależnej wyceny. Na dzień 31 grudnia 2006 r. wartość bilansowa tych praw wynosiła 388 mln zł. Naszym zdaniem, zgodnie z MSR 17, prawa te powinny być klasyfikowane jako leasing operacyjny i wykazywane pozabilansowo z uwagi na fakt, że tytuł własności gruntów nie przechodzi na Grupę po zakończeniu umowy. Gdyby prawa wieczystego użytkowania gruntów otrzymanych nieodpłatnie nie zostały ujęte w skonsolidowanym bilansie, to skonsolidowany wynik finansowy, po uwzględnieniu wpływu podatku odroczonego, za lata zakończone 31 grudnia 2005 r. i 31 grudnia 2006 r. byłby wyższy odpowiednio o 12 mln zł i 6 mln zł. Ponadto Grupa ujęła jako rzeczowy majątek trwały prawo wieczystego użytkowania gruntów nabyte odpłatnie o wartości 51 mln zł. Naszym zdaniem, prawo to również powinno być zaklasyfikowane jako leasing operacyjny zgodnie z MSR 17, a wartość dokonanej płatności wykazana jako długoterminowe rozliczenia międzyokresowe i rozliczana w czasie.

W 2002 r. Grupa sprzedała instytucji finansowej hotele o wartości bilansowej 99 mln zł wykazując zysk na sprzedaży w kwocie 30 mln zł. Hotele te zostały następnie przejęte w użytkowanie od prawnego właściciela na podstawie umów, które Grupa traktuje jako leasing operacyjny. Zarząd Jednostki dominującej podjął decyzję o takiej prezentacji po przeprowadzeniu szeregu testów przewidzianych w MSR 17. Naszym zdaniem warunki umów spełniają definicję leasingu finansowego, wobec czego budynki i odnośne zobowiązania powinny być ujęte w bilansie. Ponadto, zysk z transakcji sprzedaży powinien być rozliczany w czasie trwania umowy leasingu. W rezultacie wartości rzeczowego majątku trwałego, wartości firmy, zobowiązań, przychodów przyszłych okresów i aktywa z tytułu podatku odroczonego zostały zaniżone. Kwestia powyższa nie wpływa w sposób istotny na skonsolidowany wynik finansowy za lata zakończone 31 grudnia 2005 r. oraz 31 grudnia 2006 r.

Na dzień 31 grudnia 2006 r. Grupa ujęła wyniki przeprowadzonych testów na utratę wartości hoteli, uwzględniając ich indywidualną sytuację ekonomiczną. W rezultacie, naszym zdaniem, wartość nieruchomości hotelowych na dzień 31 grudnia 2006 r. odzwierciedla ich wartość odzyskiwalną. Jednakże, przy określaniu wartości odzyskiwalnej rzeczowego majątku trwałego ujętej w skonsolidowanym sprawozdaniu finansowym za rok zakończony 31 grudnia 2005 r. indywidualna sytuacja ekonomiczna niektórych hoteli nie została w pełni odzwierciedlona w wycenie. Gdyby indywidualna sytuacja ekonomiczna hoteli została w pełni odzwierciedlona w ich wycenie na dzień 31 grudnia 2005 r., to skonsolidowany wynik finansowy, po uwzględnieniu wpływu podatku odroczonego, za rok zakończony 31 grudnia 2005 r., prezentowany w załączonym skonsolidowanym sprawozdaniu finansowym jako dane porównawcze, byłby niższy o 32 mln zł, natomiast skonsolidowane zyski zatrzymane na dzień 1 stycznia 2005 r. byłyby wyższe o 37 mln zł.

Naszym zdaniem, poza wpływem kwestii opisanych powyżej, załączone skonsolidowane sprawozdanie finansowe we wszystkich istotnych aspektach:

(a) zostało sporządzone na podstawie prawidłowo prowadzonej dokumentacji konsolidacyjnej;

(b) jest zgodne w formie i treści z obowiązującymi Grupę przepisami prawa;

(c) przedstawia rzetelnie i jasno sytuację majątkową i finansową Grupy na dzień 31 grudnia 2006 r. oraz wynik finansowy za rok obrotowy od 1 stycznia do 31 grudnia 2006 r. zgodnie z Międzynarodowymi Standardami Sprawozdawczości Finansowej zatwierdzonymi przez Unię Europejską.

Działający w imieniu PricewaterhouseCoopers Sp. z o.o. i przeprowadzający badanie:

Andrzej J. Konopacki
Członek Zarządu
Biegły Rewident
Numer ewidencyjny 1750/287

Spółka wpisana na listę podmiotów uprawnionych do badania sprawozdań finansowych pod numerem 144

Warszawa, 27 kwietnia 2007 r.

Registered Auditor's Opinion
To the Shareholders and the Supervisory Board of Orbis S.A.

We have audited the accompanying consolidated financial statements of Orbis Group (hereinafter called the Group), prepared by the Management Board of Orbis S.A. (hereinafter called the Parent Company), Warsaw, ul. Bracka 16, which comprise:

(a) the consolidated balance sheet as at 31 December 2006, showing total assets and total equity and liabilities of PLN 2,265,052 thousand;

(b) the consolidated income statement for the year ended 31 December 2006, showing a net profit of PLN 88,888 thousand;

(c) the statement of changes in consolidated equity for the year ended 31 December 2006, showing an increase in equity of PLN 73,266 thousand;

(d) the consolidated cash flow statement for the year ended 31 December 2006, showing a net increase in cash and cash equivalents of PLN 25,706 thousand;

(e) additional information on adopted accounting policies and other explanatory notes.

The Parent Company's Management Board is responsible for preparing the consolidated financial statements and Directors" Report in accordance with applicable regulations. Our responsibility was to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, Journal of Laws of 2002, No. 76, item 694 with further amendments, hereinafter called the Act);

(b) auditing standards issued by the National Council of Registered Auditors in Poland.

Our audit was planned and performed to obtain reasonable assurance that the consolidated financial statements were free of material misstatements and omissions. The audit included examining, on a test basis, accounting documents and entries supporting the amounts and disclosures in the consolidated financial statements. The audit also included an assessment of the accounting policies applied by the Group and significant estimates made in the preparation of the consolidated financial statements as well as an evaluation of the overall presentation thereof. We believe that our audit provides a reasonable basis for our opinion.

The information in the Directors" Report for the year ended 31 December 2006 has been prepared in accordance with the provisions of the Decree of the Minister of Finance dated
19 October 2005 concerning the publication of current and periodic information by issuers of securities and is consistent with the information presented in the audited consolidated financial statements.

Our audit opinion on the consolidated financial statements for the year ended 31 December 2005 was qualified in respect of the recognition of perpetual usufruct rights in the balance sheet, classification of leased assets and the incompleteness of the property, plant and equipment impairment test performed. The current situation is set out below.

As set out in note 1.2., Management considered different interpretations of IAS 17 and concluded that the rights to perpetual usufructs of land received during the Group's privatisation in 1990, as part of the hotel properties, should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 31 December 2006, the value of these rights amounted to PLN 388 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as the title to their ownership does not pass to the Group after the lease agreements expire. Had these rights to the perpetual usufruct of land not been recognised in the balance sheet, the consolidated profit, net of deferred tax, for the years ended 31 December 2005 and 31 December 2006 would have been higher by PLN 12 million and PLN 6 million respectively. Moreover, the Group recognized the rights to the perpetual usufructs of land acquired for consideration, with a value of PLN 51 million, as property, plant and equipment. In our opinion, these rights should also be classified as operating leases in accordance with IAS 17 and the value of the consideration paid should be presented as long-term prepayments and amortized over the lease term.

In 2002 the Group sold hotels with a net book value of PLN 99 million to a financial institution, recognising a profit on the transaction of approximately PLN 30 million. These hotels were then leased back from the legal owner based on agreements which the Group classified as operating leases. Management took this decision after performing a number of tests, as set out in IAS 17. In our opinion these agreements meet the definition of finance leases and therefore the hotels, together with the liabilities to the lessor, should be presented in the consolidated balance sheet. In addition, the profit on sale of the hotels should have been deferred and amortised over the lease term. Consequently, the value of fixed assets, goodwill, liabilities, deferred income and deferred tax asset have been understated. This however does not significantly affect the consolidated results for the years ended 31 December 2005 and 31 December 2006.

As at 31 December 2006 the Group accounted for the results of impairment tests carried out on its hotels taking into account their individual economic situation. As a result, in our opinion, the value of hotel properties as at 31 December 2006 reflects their recoverable amount. However, the recoverable amount of property, plant and equipment presented in the consolidated financial statements for the year ended 31 December 2005, did not fully reflect the individual economic situation at a number of locations. Had the individual economic situation of each location been reflected in the impairment test carried out as at 31 December 2005, the consolidated results, net of deferred tax, for the year ended 31 December 2005, presented as comparatives in the accompanying consolidated financial statements, would be lower by approximately PLN 32 million and the consolidated retained earnings as at 1 January 2005 would be higher by PLN 37 million.

In our opinion, except for the impact of the matters described above, the accompanying consolidated financial statements, in all material respects:

(a) have been prepared on the basis of properly maintained consolidation documentation;

(b) comply in form and content with the applicable laws;

(c) give a true and fair view of the Group's financial position as at 31 December 2006 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki
Board Member
Registered Auditor
No. 1750/287

Registered Audit
Company
No. 144

Warsaw, 27 April 2007

SKONSOLIDOWANY BILANS
CONSOLIDATED BALANCE SHEET

Aktywa | Assets	**2006**	**2005**
Aktywa trwałe | Non-current assets	**2 039 955**	**1 946 649**
Rzeczowe aktywa trwałe | Property, plant and equipment	1 874 497	1 782 241
Wartości niematerialne w tym: | Intangible assets, of which:	110 041	110 655
- wartość firmy | goodwill	107 708	107 708
Inwestycje w jednostce stowarzyszonej konsolidowanej metodą praw własności | Investment in anassociated company consolidated using the equity method of accounting	7 989	5 220
Aktywa finansowe dostępne do sprzedaży | Available-for-sale financial assets	662	762
Inne aktywa finansowe | Other financial assets	3 612	2 815
Nieruchomości inwestycyjne | Investment property	41 882	43 184
Inne inwestycje długoterminowe | Other long-term investments	552	565
Aktywa z tytułu odroczonego podatku dochodowego | Deferred income tax assets	720	1 207
Aktywa obrotowe | Current assets	**217 954**	**212 070**
Zapasy | Inventories	9 188	9 436
Należności handlowe | Trade receivables	55 263	48 037
Należności z tytułu podatku dochodowego | Income tax receivables	55	6 469
Należności krótkoterminowe inne | Other short-term receivables	46 065	33 540
Aktywa finansowe wyceniane według wartości godziwej przez rachunek zysków i strat | Financial assets at fair value through profit or loss	136	33 047
Środki pieniężne i ich ekwiwalenty | Cash and cash equivalents	107 247	81 541
Aktywa trwałe klasyfikowane jako przeznaczone do sprzedaży | Non-current assets held for sale	7 143	518
Aktywa razem | Total assets	**2 265 052**	**2 159 237**

Pasywa | Equity and Liabilities	**2006**	**2005**
Kapitał własny | Total equity	**1 661 720**	**1 588 454**
Kapitał własny przypisany akcjonariuszom jednostki dominującej | Capital and reserves attributable to equity holders of the Company	**1 660 003**	**1 586 852**
Kapitał zakładowy | Share capital	517 754	517 754
Pozostałe kapitały | Other capital	133 333	133 333
Różnice kursowe z konsolidacji | Foreign currency translation reserve	(628)	(673)
Zyski zatrzymane | Retained earnings	1 009 544	936 438
Kapitały akcjonariuszy mniejszościowych | Minority interest	**1 717**	**1 602**
Zobowiązania długoterminowe | Non-current liabilities	**343 813**	**388 793**
Kredyty i pożyczki | Borrowings	230 305	268 608

	2006	2005
Rezerwa z tytułu odroczonego podatku dochodowego | Deferred income tax liability	70 169	73 048
Zobowiązania długoterminowe inne | Other non-current liabilities	10 168	8 160
Rezerwa na świadczenia emerytalne i podobne | Provision for pension and similar benefits	33 120	38 686
Rezerwy na zobowiązania | Provisions for liabilities	51	291
Zobowiązania krótkoterminowe | Current liabilities	**259 519**	**181 990**
Kredyty i pożyczki | Borrowings	85 565	41 734
Zobowiązania handlowe | Trade payables	89 323	70 836
Zobowiązania z tytułu podatku dochodowego | Current income tax liabilities	219	254
Zobowiązania krótkoterminowe inne | Other current liabilities	71 699	60 123
Rezerwa na świadczenia emerytalne i podobne | Provision for pension and similar benefits	5 863	4 957
Rezerwy na zobowiązania | Provision for pension and similar benefits	6 850	4 086
Pasywa razem | Total equity and liabilities	**2 265 052**	**2 159 237**

SKONSOLIDOWANY RACHUNEK ZYSKÓW I STRAT
CONSOLIDATED INCOME STATEMENT

	2006	2005
Przychody netto ze sprzedaży usług | Net sales of services	1 057 104	993 629
Przychody netto ze sprzedaży innych produktów, towarów i materiałów | Net sales of products, merchandise and raw materials	7 406	11 931
Koszt własny sprzedaży | Cost of services, products, merchandise and raw materials sold	(784 625)	(765 357)
Zysk brutto ze sprzedaży | Gross profit on sales	**279 885**	**240 203**
Pozostałe przychody operacyjne | Other operating income	63 481	56 737
Koszty sprzedaży i marketingu | Distribution & marketing expenses	(61 749)	(55 759)
Koszty ogólnego zarządu | Overheads & administrative expenses	(157 633)	(153 909)
Pozostałe koszty operacyjne | Other operating expenses	(23 237)	(21 537)
Aktualizacja wartości niefinansowych aktywów trwałych | Net impairment reversal	27 041	67 363
Zysk z działalności operacyjnej | Operating profit	**127 788**	**133 098**
Przychody finansowe | Finance income	106	248
Koszty finansowe | Finance expenses	(17 083)	(13 842)
Udział w zyskach netto jednostek stowarzyszonych | Share in net profits		

	2006	2005
of subsidiaries, affiliates and associated companies	2 769	1 738
Zysk przed opodatkowaniem | Profit before tax	**113 580**	**121 242**
Podatek dochodowy | Income tax expense	(24 692)	(26 057)
Zysk netto za rok obrotowy | Net profit for the year	**88 888**	**95 185**
Przypisany: | Ascribed to:		
Akcjonariuszom jednostki dominującej | Shareholders of the controlling company	88 773	95 065
Udziałowcom mniejszościowym | Minority shareholders	115	120
	88 888	**95 185**

Zysk na jedną akcję zwykłą (w zł) | Earnings per common share (in PLN)		
Podstawowy/rozwodniony zysk przypisany akcjonariuszom jednostki dominującej za rok obrotowy | Basic/dilluted earnings per share attributable to the equity holders of the Company for the financial year	1,93	2,06

Całość zysku za rok dotyczy działalności kontynuowanej | Total profit for the year relates to continued operations

SKONSOLIDOWANY RACHUNEK PRZEPŁYWÓW PIENIĘŻNYCH | CONSOLIDATED CASH FLOW STATEMENT

DZIAŁALNOŚĆ OPERACYJNA | OPERATING ACTIVITIES	2006	2005
Zysk przed opodatkowaniem | Profit before tax	**113 580**	**121 242**
Korekty: | Adjustments:	**104 900**	**28 866**
Udział w zyskach netto jednostek wycenianych metodą praw własności | Share in net profit of companies consolidated using the equity method of accounting	(2 769)	(1 738)
Amortyzacja | Depreciation and amortization	152 743	140 627
Zyski z tytułu różnic kursowych | Gain on foreign exchange differences	(301)	(10 904)
Odsetki | Interest	16 516	9 301
Zysk z tytułu działalności inwestycyjnej | Profit on investing activities	(38 760)	(22 749)
Zmiana stanu należności | Change in receivables	(10 603)	(13 356)
Zmiana stanu zobowiązań krótkoterminowych, z wyjątkiem pożyczek i kredytów | Change in current liabilities, excluding borrowings	16 186	10 522
Zmiana stanu rezerw | Change in provisions	(2 136)	(31 711)
Zmiana stanu zapasów | Change in inventories	248	3 252
Inne korekty | Other adjustments	(26 224)	(54 378)
Przepływy pieniężne z działalności operacyjnej | Cash flow from operating activities	**218 480**	**150 108**
Podatek dochodowy zapłacony | Income tax paid	(21 040)	(9 350)

	2006	2005
PRZEPŁYWY PIENIĘŻNE NETTO Z DZIAŁALNOŚCI OPERACYJNEJ | NET CASH FLOW FROM OPERATING ACTIVITIES	**197 440**	**140 758**

DZIAŁALNOŚĆ INWESTYCYJNA | INVESTING ACTIVITIES

	2006	2005
Przychody ze sprzedaży rzeczowych aktywów trwałych oraz wartości niematerialnych | Proceeds from sale of property, plant and equipment and intangible assets	63 096	42 385
Przychody ze sprzedaży inwestycji w nieruchomości | Proceeds from sale of investment property	0	1 700
Przychody ze sprzedaży udziałów w jednostkach powiązanych | Proceeds from sale of shares in related entities	0	2 015
Przychody ze sprzedaży krótkoterminowych papierów wartościowych | Proceeds from sale of short-term securities	632 041	1 144 489
Przychody z tytułu odsetek | Interest received	376	1 157
Inne wpływy inwestycyjne | Repayment of long-term loans granted	65	2 956
Wydatki na rzeczowe aktywa trwałe i wartości niematerialne | Purchase of property, plant and equipment and intangible assets	(236 987)	(150 108)
Wydatki na nabycie udziałów w podmiotach powiązanych | Purchase of additional shares in subsidiaries	(1 872)	(1 738)
Wydatki na nabycie krótkoterminowych papierów wartościowych | Purchase of short-term securities	(598 582)	(1 116 779)
Udzielenie pożyczek | Loans granted to related parties	0	(216)
Inne wydatki inwestycyjne | Other investing cash flow	(60)	(460)
PRZEPŁYWY PIENIĘŻNE NETTO Z DZIAŁALNOŚCI INWESTYCYJNEJ | NET CASH USED IN INVESTING ACTIVITIES	**(141 923)**	**(74 599)**

DZIAŁALNOŚĆ FINANSOWA | FINANCING ACTIVITIES

	2006	2005
Zaciągnięcie kredytów i pożyczek | Proceeds from borrowings	54 677	331 254
Inne wpływy finansowe | Other financial income	48	7
Spłaty kredytów i pożyczek | Repayment of borrowings	(49 589)	(289 295)
Spłata odsetek | Interest paid	(15 933)	(9 986)
Dywidendy i inne wypłaty na rzecz właścicieli | Dividends paid to Company's shareholders	(15 667)	(15 666)
Płatności zobowiązań z tytułu umów leasingu finansowego | Financial lease payments	(2 888)	(2 506)
Płatności z tytułu rozliczenia instrumentu finansowego | Settlement of financial instruments	0	(37 438)
Inne wydatki finansowe | Other financial cash flow	(459)	(1 250)
PRZEPŁYWY PIENIĘŻNE NETTO Z DZIAŁALNOŚCI FINANSOWEJ | NET CASH USED IN FINANCING ACTIVITIES	**(29 811)**	**(24 880)**
ZMIANA STANU ŚRODKÓW PIENIĘŻNYCH I ICH EKWIWALENTÓW | CHANGE IN CASH AND CASH EQUIVALENTS	**25 706**	**41 279**
ŚRODKI PIENIĘŻNE NA POCZĄTEK OKRESU | CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	**81 541**	**40 262**
ŚRODKI PIENIĘŻNE NA KONIEC OKRESU | CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	**107 247**	**81 541**



Lista teleadresowa Grupy Hotelowej Orbis

Orbis Hotel Group Directory

» Warszawa

Sofitel Victoria Warsaw
00-065 Warszawa
ul. Królewska 11
tel. +48 (22) 657 80 11,
faks +48 (22) 657 80 57
e-mail: sof.victoria@orbis.pl

Novotel Warszawa Airport
02-134 Warszawa
ul. 1 Sierpnia 1
tel. +48 (22) 575 60 00,
faks +48 (22) 575 69 99
e-mail: nov.airport@orbis.pl

Novotel Warszawa Centrum
00-510 Warszawa
ul. Marszałkowska 94/98
tel. +48 (22) 621 02 71,
faks +48 (22) 625 04 76
e-mail: nov.warszawa@orbis.pl

Mercure Warszawa
Fryderyk Chopin
00-133 Warszawa
al. Jana Pawła II 22
tel. +48 (22) 528 03 00,
faks +48 (22) 528 03 03
e-mail: H1597@accor.com

Holiday Inn Warszawa
00-120 Warszawa
ul. Złota 48/54
tel. +48 (22) 697 39 99,
faks +48 (22) 697 38 99
e-mail: holiday@orbis.pl

Ibis Warszawa Centrum
00-876 Warszawa
al. Solidarności 165
tel. +48 (22) 520 30 00,
faks +48 (22) 520 30 30
e-mail: H2894@accor.com

Ibis Warszawa
Ostrobramska
04-118 Warszawa
ul. Ostrobramska 36
tel. +48 (22) 515 78 00,
faks +48 (22) 515 78 88
e-mail: H3129@accor.com

Ibis Warszawa Stare Miasto
00-209 Warszawa
ul. Muranowska 2
tel. +48 (22) 310 10 00,
faks +48 (22) 310 10 10
e-mail: H3714@accor.com

Hotel Orbis Grand Warszawa
00-522 Warszawa
ul. Krucza 28
tel. + 48 (22) 583 21 00,
faks + 48 (22) 621 97 24
e-mail: wagrand@orbis.pl

Etap Hotel
Warszawa Centrum
ul. Zagórna 1
00-441 Warszawa
tel. +48 (22) 745 36 60,
faks +48 (22) 622 55 01
e-mail: H6401@accor.com

Hotel Orbis Vera Warszawa
02-366 Warszawa
ul. Bitwy Warszawskiej 1920 r. 16
tel. +48 (22) 822 74 21/29,
faks +48 (22) 823 62 56
e-mail: vera@orbis.pl



» Bielsko-Biała

Hotel Orbis Magura
Bielsko-Biała
43-300 Bielsko-Biała
ul. Żywiecka 93
tel. +48 (33) 819 91 99,
faks +48 (33) 819 91 59
e-mail: magura@orbis.pl

» Bydgoszcz

Hotel Orbis
Pod Orłem Bydgoszcz
85-006 Bydgoszcz
ul. Gdańska 14
tel. +48 (52) 583 05 30,
faks +48 (52) 584 02 24
e-mail: podorlem@orbis.pl

» Cieszyn

Hotel Orbis
Halny Cieszyn
43-400 Cieszyn
ul. Motelowa 21
tel. +48 (33) 851 69 00,
faks +48 (33) 851 69 96
e-mail: halny@orbis.pl

» Częstochowa

Mercure Patria
Częstochowa
42-200 Częstochowa
ul. Ks. J. Popiełuszki 2
tel. +48 (34) 324 70 01,
faks +48 (34) 324 63 32
e-mail: mer.patria@orbis.pl

Ibis Częstochowa
42-200 Częstochowa
ul. Jaskrowska 22
tel. +48 (34) 377 45 00,
faks +48 (34) 377 45 55
e-mail: H3368@accor.com

Etap Hotel Częstochowa
42- 200 Częstochowa
al. Wojska Polskiego 281/291
tel. +48 (34) 366 90 75,
faks +48 (34) 368 19 66
e-mail: H3389@accor.com

» Gdańsk

Novotel Gdańsk
Centrum
80-749 Gdańsk
ul. Pszenna 1
tel. +48 (58) 300 27 50,
faks +48 (58) 300 29 50
e-mail: nov.gdansk@orbis.pl

Novotel Gdańsk Marina
80-342 Gdańsk
ul. Jelitkowska 20
tel. +48 (58) 558 91 00/01,
faks +48 (58) 553 04 60
e-mail: nov.marina@orbis.pl





Mercure Hevelius Gdańsk
80-890 Gdańsk
ul. Heweliusza 22
tel. +48 (58) 321 00 00,
faks +48 (58) 321 00 20
e-mail: mer.hevelius@orbis.pl

Hotel Orbis
Posejdon Gdańsk
80-341 Gdańsk
ul. Kapliczna 30
tel. +48 (58) 511 30 00,
faks +48 (58) 511 32 00
e-mail: posejdon@orbis.pl

» GDYNIA
Hotel Orbis Gdynia
81-372 Gdynia
ul. Armii Krajowej 22
tel. +48 (58) 666 30 40,
faks +48 (58) 620 86 51
e-mail: gdynia@orbis.pl

» JELENIA GÓRA
Mercure Jelenia Góra
58-500 Jelenia Góra
ul. Sudecka 63
tel. +48 (75) 754 91 48,
tel. +48 (75) 764 64 81,
fax +48 (75) 752 62 66
e-mail: mer.jgora@orbis.pl

» KALISZ
Hotel Orbis Prosna Kalisz
62-800 Kalisz
ul. Górnośląska 53/55
tel. +48 (62) 768 91 00,
faks +48 (62) 768 91 99
e-mail: prosna@orbis.pl

» KARPACZ
Hotel Orbis Skalny Karpacz
58-540 Karpacz
ul. Obrońców 5
tel. +48 (75) 752 70 00,
faks +48 (75) 761 91 03
e-mail: skalny@orbis.pl

» KATOWICE
Novotel Katowice Centrum
40-202 Katowice
al. Roździeńskiego 16
tel. +48 (32) 200 44 44/54,
faks +48 (32) 200 44 11/12
e-mail: nov.katowice@orbis.pl

Ibis Katowice-Zabrze
41-800 Zabrze
ul. Jagiellońska 4
tel. +48 (32) 777 70 00,
faks +48 (32) 777 70 07
e-mail: H3373@accor.com

» KOŁOBRZEG
Hotel Orbis Solny
Kołobrzeg
78-100 Kołobrzeg
ul. A. Fredry 5
tel. +48 (94) 354 57 00,
faks +48 (94) 354 58 28
e-mail: solny@orbis.pl

» KRAKÓW
Novotel Kraków Bronowice
30-150 Kraków
ul. Armii Krajowej 11
tel. +48 (12) 622 64 00
faks +48 12 622 64 05
e-mail: nov.bronowice@orbis.pl

Novotel Kraków Centrum
30-105 Kraków
ul. T. Kościuszki 5
tel. +48 (12) 299 29 00,
faks +48 (12) 299 29 99
e-mail: nov.krakow@orbis.pl

Ibis Kraków Centrum
30-102 Kraków
ul. Syrokomli 2
tel. +48 (12) 299 33 00,
faks +48 (12) 299 33 33
e-mail: H3710@accor.com

Hotel Orbis Cracovia Kraków
30-111 Kraków
al. F. Focha 1
tel. +48 (12) 424 56 00,
faks +48 (12) 424 56 32
e-mail: cracovia@orbis.pl

Hotel Orbis Francuski
Kraków
31-015 Kraków
ul. Pijarska 13
tel. +48 (12) 627 37 77,
faks +48 (12) 627 37 00
e-mail: francuski@orbis.pl

» LUBLIN
Mercure Unia Lublin
20-037 Lublin
Al. Racławickie 12
tel. +48 (81) 533 20 61,
faks +48 (81) 533 30 21
e-mail: mer.unia@orbis.pl

» ŁÓDŹ
Ibis Łódź Centrum
90-368 Łódź
al. Piłsudskiego 11
tel. +48 (42) 638 67 00,
faks +48 (42) 638 67 77
e-mail: H3096@accor.com

Hotel Orbis Grand Łódź
90-102 Łódź
ul. Piotrkowska 72
tel. +48 (42) 633 99 20,
faks +48 (42) 633 78 76
e-mail: logrand@orbis.pl

» MRĄGOWO
Mercure Mrongovia
Resort & Spa
11-700 Mrągowo
ul. Giżycka 6
tel. +48 (89) 74 33 100,





HOTELE GRUPY ORBIS ZLOKALIZOWANE SĄ W 30 MIASTACH W POLSCE I W WILNIE NA LITWIE

ORBIS GROUP HOTELS ARE LOCATED IN 30 POLISH CITIES AND IN VILNIUS IN LITHUANIA

faks +48 (89) 74 33 120
e-mail: mer.mrongovia@orbis.pl

» Nowy Sącz
Hotel Orbis Beskid Nowy Sącz
33-300 Nowy Sącz
ul. Limanowskiego 1
tel. +48 (18) 443 57 70,
faks +48 (18) 443 51 44
e-mail: beskid@orbis.pl

» Olsztyn
Novotel Olsztyn
10-802 Olsztyn
ul. Sielska 4 a
tel. +48 (89) 522 05 00,
faks +48 (89) 522 05 31
e-mail: nov.olsztyn@orbis.pl

» Opole
Mercure Opole
45-018 Opole
ul. Krakowska 57/59
tel. +48 (77) 451 81 00,
faks +48 (77) 451 81 99
e-mail: mer.opole@orbis.pl

» Płock
Hotel Orbis Petropol Płock
09-400 Płock
al. Jachowicza 49
tel. +48 (24) 262 44 51,
faks +48 (24) 262 44 50
e-mail: petropol@orbis.pl

» Poznań
Novotel Poznań Centrum
61-898 Poznań
pl. W. Andersa 1
tel. +48 (61) 858 70 00,
faks +48 (61) 833 29 61
e-mail: nov.poznan@orbis.pl

Novotel Poznań Malta
61-028 Poznań
ul. Warszawska 64/66
tel. +48 (61) 654 31 00,
faks +48 (61) 654 31 95
e-mail: nov.malta@orbis.pl

Mercure Poznań
60-829 Poznań
ul. Roosevelta 20
tel. +48 (61) 855 80 00,
faks +48 (61) 855 89 55
e-mail: mer.poznan@orbis.pl

Ibis Poznań Centrum
61-863 Poznań
ul. Kazimierza Wielkiego 23
tel. +48 (61) 858 44 00,
faks +48 (61) 858 44 44
e-mail: H3110@accor.com

Hotel Orbis Polonez
Poznań
61-714 Poznań
Al. Niepodległości 36
tel. +48 (61) 864 71 00,
faks +48 (61) 852 37 62
e-mail: polonez@orbis.pl

» Sopot
Sofitel Grand Sopot
81-718 Sopot
ul. Powstańców Warszawy 12/14
tel. +48 (58) 520 60 00,
faks +48 (58) 520 60 99
e-mail: sof.grand.sopot@orbis.pl

» Sosnowiec
Hotel Orbis Aria Sosnowiec
41-200 Sosnowiec
ul. Kresowa 5/7
tel. +48 (32) 299 91 46,
faks +48 (32) 299 84 91
e-mail: aria@orbis.pl

» Szczecin
Novotel Szczecin
70-215 Szczecin
al. 3 Maja 31
tel. +48 (91) 480 14 00,
faks +48 (91) 480 14 44
e-mail: H3367@accor.com

Ibis Szczecin Centrum
70-206 Szczecin
ul. Dworcowa 16
tel. +48 (91) 480 18 00,
faks +48 (91) 480 18 88
e-mail: H3369@accor.com

Hotel Orbis Arkona Szczecin
70-535 Szczecin
ul. Panieńska 10
tel. +48 (91) 48 55 600,
faks +48 (91) 48 55 608
e-mail: arkona@orbis.pl

Hotel Orbis Neptun Szczecin
70-530 Szczecin
ul. Matejki 18
tel. +48 (91) 488 38 83,
faks +48 (91) 488 41 17
e-mail: neptun@orbis.pl

Etap Hotel Szczecin
ul. Cukrowa 2
71-004 Szczecin
tel. +48 (91) 482 24 66,
faks +48 (91) 482 63 22
e-mail: H3428@accor.com

» Toruń
Mercure Helios Toruń
87-100 Toruń
ul. Kraszewskiego 1/3
tel. +48 (56) 619 65 50,
faks +48 (56) 619 62 54
e-mail: mer.helios@orbis.pl

Hotel Orbis Kosmos Toruń
87-100 Toruń
ul. Ks. J. Popiełuszki 2
tel. +48 (56) 622 89 00,
faks +48 (56) 622 13 41
e-mail: kosmos@orbis.pl

» Wrocław
Sofitel Wrocław
50-127 Wrocław
ul. Św. Mikołaja 67
tel. +48 (71) 358 83 00,
faks +48 (71) 358 83 01
e-mail: sof.wroclaw@orbis.pl

Novotel Wrocław
53-011 Wrocław
ul. Wyścigowa 35
tel. +48 (71) 339 80 51,
faks +48 (71) 339 80 75
e-mail: nov.wroclaw@orbis.pl

Mercure Panorama Wrocław
50-159 Wrocław
pl. Dominikański 1
tel. +48 (71) 323 27 00,
faks +48 (71) 344 36 81
e-mail: mer.panorama@orbis.pl

Motel Orbis Wrocław
54-132 Wrocław
ul. Lotnicza 151
tel. +48 (71) 351 81 53,
faks +48 (71) 351 85 77
e-mail: mwroclaw@orbis.pl

Hotel Orbis Wrocław
53-332 Wrocław
ul. Powstańców Śląskich 7
tel. +48 (71) 361 46 51,
faks +48 (71) 361 66 17
e-mail: wroclaw@orbis.pl

» Zakopane
Mercure Kasprowy Zakopane
34-500 Zakopane
ul. Szymaszkowa
tel. +48 (18) 201 40 11,
faks +48 (18) 201 52 72
e-mail: mer.kasprowy@orbis.pl

Hotel Orbis
Giewont Zakopane
34-500 Zakopane
ul. T. Kościuszki 1
tel. +48 (18) 201 20 11,
faks +48 (18) 201 20 15
e-mail: giewont@orbis.pl

» Zamość
Hotel Orbis Zamojski Zamość
22-400 Zamość
ul. Kołłątaja 2/4/6
tel./faks +48 (84) 639 25 16,
tel./faks +48 (84) 639 28 86
e-mail: zamojski@orbis.pl

» Zielona Góra
Hotel Orbis Polan Zielona Góra
65-175 Zielona Góra
ul. S. Staszica 9 a
tel. +48 (68) 327 00 91,
faks +48 (68) 327 18 59
e-mail: polan@orbis.pl

» Litwa/Wilno
Novotel Vilnius
LT-01103 Vilnius
Gedimino av. 16
tel. +370 (5) 266 62 00,
faks +370 (5) 266 62 01
e-mail: h5209@accor.com



ORBIS SA

ul. Bracka 16, 00-028 Warszawa
tel. +48 (22) 829 39 39, faks +48 (22) 827 33 01
e-mail: orbissa@orbis.pl
infolinia: 0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

END